UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ORAMED PHARMACEUTICALS INC.
(Name of small business issuer in its charter)

Nevada		98-0376008
State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization	Classification Code Number)	Identification No.)

2 Elza Street, Jerusalem, Israel
93706
Telephone: 011 972-54-7909058
(Address and telephone number of principal executive offices)

The Corporation Trust Company of Nevada
6100 Neil Road, Suite 500, Reno, Nevada, U.S.A., 89511
Telephone: (800) 624-0909
(Name, address and telephone number of agent for service)

Copy of communications to:
Clark Wilson LLP
Attn: Bernard Pinsky, Esq.
800 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1
Telephone: (604) 687-5700

Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.[ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price (US$)	Amount of registration fee(2)
Common Stock to be offered for resale by selling stockholders	4,528,025	$0.30	$1,358,407.50	$41.70
Common Stock to be offered for resale by selling stockholders upon exercise of share purchase warrants	4,110,000	$0.75	$3,082,500	$94.63
Total	8,638,025		$4,440,907.50	$136.34

(1) An indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions and in such an event the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416 under the Securities Act.

(2) Fee calculated in accordance with Rule 457(c) of the Securities Act. Estimated for the sole purpose of calculating the registration fee and based upon the average bid and ask price of our common stock on, December 17, 2007, as reported on the OTC-Bulletin Board.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

ORAMED PHARMACEUTICALS INC.
A Nevada Corporation

8,638,025 SHARES OF COMMON STOCK OF ORAMED PHARMACEUTICALS INC.

This prospectus relates to the resale by the selling stockholders named in this prospectus of up to 8,638,025 shares of common stock of Oramed Pharmaceuticals Inc. in connection with the resale of:

  Up to 3,600,000 shares of our common stock issued in a private placement on June 15, 2007.

  Up to 3,600,000 shares of our common stock that may be issued upon the exercise of certain share purchase warrants issued in connection with the private placement on June 15, 2007.

  Up to 510,000 shares of our common stock issued in a private placement on August 2, 2007.

  Up to 510,000 shares of our common stock that may be issued upon the exercise of certain share purchase warrants issued in connection with the private placement on August 2, 2007.

  Up to 10,000 shares of our common stock issued to a selling stockholder for services rendered as a finder in connection with the private placement on August 2, 2007.

  Up to 408,025 shares of common stock issued to Swiss Caps AG pursuant to agreement dated October 26, 2006.

The selling stockholders may offer to sell the shares of common stock being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders, however we may receive proceeds upon exercise of the share purchase warrants and these proceeds will be used for general working capital purposes. We will pay for the expenses of this offering.

The selling stockholders may be deemed to be “underwriters,” as such term is defined in the Securities Act.

Our common stock is quoted on the OTC Bulletin Board under the symbol "ORMP". On December 17, 2007 the closing bid price for one share of our common stock on the OTC Bulletin Board was $0.28.

Our business is subject to many risks and an investment in our common stock will also involve a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully consider the various Risk Factors described beginning on page 3 before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell or offer these securities until this registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is _____________, 2007.

The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.

As used in this prospectus, the terms “we”, “us”, “our”, “Oramed” and “Oramed Pharmaceuticals” mean Oramed Pharmaceuticals Inc. unless otherwise indicated.

All dollar amounts refer to U.S. dollars unless otherwise indicated.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in our securities. Before making an investment decision, you should read the entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 3 of this prospectus, and the financial statements and the notes to the financial statements beginning on page 33 of this prospectus.

Our Business

We were incorporated on April 12, 2002, in the State of Nevada under the name “Iguana Ventures Ltd”. Following our incorporation we were an exploration stage company engaged in the acquisition and exploration of mineral properties. We were unsuccessful in implementing our business plan as a mineral exploration company. Accordingly, we decided to change the focus of our business by completing a share exchange with the shareholders of Integrated Security Technologies, Inc., a New Jersey private corporation. On June 4, 2004 we also changed our name to Integrated Security Technologies, Inc. by filing a Certificate of Amendment with the Nevada Secretary of State. However, due to disappointing results, we later unwound the share exchange agreement with the shareholders of Integrated Security Technologies, Inc., the New Jersey private corporation.

On March 8, 2006 we executed an agreement with Hadasit Medical Services and Development Ltd. to acquire provisional patent application No. 60/718716 and related intellectual property. The provisional patent application No. 60/718716 related to a method of preparing insulin so that it may be taken orally to be used in the treatment for the treatment of individuals with diabetes. Effective April 10, 2006, we changed our name from “Integrated Security Technologies, Inc.” to “Oramed Pharmaceuticals Inc.” Based on provisional patent application No. 60/718716, we filed a patent application under the Patent Cooperation Treaty at the Israel Patent Office for “Methods and Compositions for Oral Administration of Proteins” on August 31, 2006. We are now a pharmaceutical company engaged in the research and development of innovative pharmaceutical solutions, including an orally ingestible insulin pill to be used for the treatment of individuals with diabetes, rectal application of insulin, flu vaccines, use of oral ingestible pills for delivery other polypeptides and use of rectal application for delivery of other polypeptides.

Our principal executive offices are located at 2 Elza Street, Jerusalem, Israel 93706. Our telephone number is 011 972-54-7909058. We maintain a website at www.oramedpharma.com. The information contained on our website does not form a part of this prospectus.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report, on our audited financial statements for the period ended August 31, 2007 our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

Number of Shares Being Offered

This prospectus relates to the resale by the selling stockholders named in this prospectus of up to 8,638,025 shares of common stock of Oramed Pharmaceuticals Inc. in connection with the resale of:

  Up to 3,600,000 shares of our common stock issued in a private placement on June 15, 2007

  Up to 3,600,000 shares of our common stock that may be issued upon the exercise of certain share purchase warrants issued in connection with the private placement on June 15, 2007.

  Up to 510,000 shares of our common stock issued in a private placement on August 2, 2007

  Up to 510,000 shares of our common stock that may be issued upon the exercise of certain share purchase warrants issued in connection with the private placement on August 2, 2007.

  Up to 10,000 shares of our common stock issued to a selling stockholder for services rendered as a finder in connection with the private placement on August 2, 2007.

  Up to 408,025 shares of common stock issued to Swiss Caps AG pursuant to agreement dated October 26, 2006.

Upon the effectiveness of the registration statement of which this prospectus forms a part, the selling stockholders may sell the shares of common stock in the public market or through privately negotiated transactions or otherwise. The selling stockholders may sell these shares of common stock through ordinary brokerage transactions, directly to market makers or through any other means described in the section entitled “Plan of Distribution” on page 11 of this prospectus.

Number of Shares Outstanding

There were 46,034,804 shares of our common stock issued and outstanding as at December 14, 2007.

Use of Proceeds

We will not receive any of the proceeds from the sale of the shares of our common stock being offered for sale by the selling stockholders. However, we may receive up to $3,082,500 in proceeds upon exercise of the share purchase warrants. The 3,600,000 share purchase warrants have an exercise price of $0.75 per common share and are exercisable until June 15, 2010; and 510,000 share purchase warrants have an exercise price of $0.75 per common share and are exercisable until August 2, 2010. These potential proceeds will be used for the research and development of our orally ingestible insulin pill and for general working capital purposes. None of the selling stockholders have presently advised us of their intention to exercise any share purchase warrants at this time. We will incur all costs associated with this registration statement and prospectus.

Summary of Financial Data

The summarized consolidated financial data presented below is derived from and should be read in conjunction with our audited consolidated financial statements for the years ended August 31, 2007 and August 31, 2006 including the notes to those financial statements, which are included elsewhere in this prospectus along with the section entitled “Plan of Operation” beginning on page 23 of this prospectus.

U.S. Dollars in thousands except share and per share data	For the year ended August 31, 2007	For the year ended August 31, 2006
Revenue	Nil	Nil
Net Income (Loss) for the Period	($3,236)	($415)
Working Capital	$506	($433)
Total Assets	$1,937	$176
Total Number of Issued and Outstanding Shares of Common Stock	45,231,779	41,456,779
Loss Per Share – basic and diluted	$0.08	$0.01
Total Stockholders’ Equity (Deficit)	$513	($433)
Accumulated Deficit	$4,479	$1,243

RISK FACTORS

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our company and our business before purchasing shares of common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations. You could lose all or part of your investment due to any of these risks.

RISKS ASSOCIATED WITH OUR BUSINESS

We are dependent on the clinical success of our orally ingestible insulin pill. Failure to develop, receive regulatory approval and market our orally ingestible insulin pill will have a significant and negative effect on our ability to continue operations.

If we fail to develop our orally ingestible insulin pill to completion or obtain regulatory approval for it, either on our own or in collaboration with other pharmaceutical companies, our ability to fund future operations from either revenue or the issuance of additional equity is likely to be adversely affected. We are dependent on the successful culmination of clinical trials and regulatory approval of our orally ingestible insulin pill. The failure to develop, receive regulatory approval and market our orally ingestible insulin pill will have a significant and negative effect on our ability to continue operations.

Our orally ingestible insulin pill is still in the development stage and we cannot be certain that it will be suitable for commercial purposes.

To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our orally ingestible insulin pill. Our orally ingestible insulin pill is currently in the development stage. The time necessary to achieve these goals for any drug product is long and uncertain. Before we can sell our orally ingestible insulin pill, we will be required to demonstrate through clinical trials that it is safe and effective for human use in the treatment of individuals with diabetes. We have never successfully commercialized a drug product and we cannot be certain that we will be able to begin, or continue, planned clinical trials for our orally ingestible insulin pill, or if we are able, that our orally ingestible insulin pill will prove to be safe and will produce the intended effects.

Even if safe and effective, the size of the solid dosage form, taste and frequency of dosage may impede the acceptance of our orally ingestible insulin pill by patients.

A number of companies in the drug delivery, biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in earlier studies or trials. We cannot assure you that favorable results in any clinical trial will mean that favorable results will ultimately be obtained in future clinical trials. Nor can we assure you that results of limited animal and human studies are indicative of results that would be achieved in future animal studies or human clinical studies, all or some of which will be required in order to have our potential product obtain regulatory approval. Similarly, we cannot assure you that our orally ingestible insulin pill capsule will be approved by the Federal Drug Administration.

Our future business success depends heavily upon regulatory approvals, which can be difficult to obtain for a variety of reasons, including cost. If our orally ingestible insulin pill does not receive regulatory approval then investors may lose all of their investment in our company.

Our clinical trials, as well as the manufacturing and marketing of our orally ingestible insulin pill is subject to extensive, costly and rigorous regulation by various governmental authorities in the United States and other countries. The process of obtaining required approvals from the Federal Drug Administration and other regulatory authorities often takes many years, is expensive and can vary significantly based on the type, complexity and novelty of the drug product. We cannot assure you that we will meet the applicable regulatory criteria in order to receive the required approvals for manufacturing and marketing of our orally ingestible insulin pill. Delays in obtaining United States or foreign approvals for our orally ingestible insulin pill could result in substantial additional costs to us, and, therefore, could adversely affect our ability to continue operations. Even if regulatory approval of our orally ingestible insulin pill is obtained, that approval may place limitations on the intended uses our orally ingestible insulin pill, and may restrict the way in which we are allowed to market our orally ingestible insulin pill.

The regulatory approval process presents several risks to us:

  In general, clinical trials can take more than a year, and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretation that could delay, limit or prevent regulatory approval.

  Delays or rejections may be encountered during any stage of the regulatory process based upon the failure of the clinical or other data to demonstrate compliance with, or upon the failure of the product to meet, a regulatory agency’s requirements for safety, efficacy and quality or, in the case of a product seeking an orphan drug indication, because another designee received approval first.

  Requirements for approval may become more stringent due to changes in regulatory agency policy, or the adoption of new regulations or legislation.

  The scope of any regulatory approval, when obtained, may significantly limit the indicated uses for which a product may be marketed and may impose significant limitations in the nature of warnings, precautions and contraindications that could materially affect the profitability of the drug.

  Approved drugs, as well as their manufacturers, are subject to continuing and on-going review, and discovery of previously unknown problems with these products or the failure to adhere to manufacturing or quality control requirements may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

  Regulatory authorities and agencies may promulgate additional regulations restricting the sale of our existing and proposed products.

  Once a product receives marketing approval, the Federal Drug Administration may not permit us to market that product for broader or different applications, or may not grant us clearance with respect to separate product applications that represent extensions of our basic technology. In addition, the Federal Drug Administration may withdraw or modify existing clearances in a significant manner or promulgate additional regulations restricting the sale of our present or proposed products.

Additionally, we face the risk that our competitors may gain Federal Drug Administration approval for a product before us. Having a competitor reach the market before us would impede the future commercial success for our competing product because we believe that the Federal Drug Administration uses heightened standards of approval for products once approval has been granted to a competing product in a particular product area. We believe that this standard generally limits new approvals to only those products that meet or exceed the standards set by the previously approved product.

Our business will suffer if we cannot adequately protect our patent and proprietary rights.

We cannot assure you that our patent will be held to be valid and enforceable and provide us with meaningful protection from competition. Furthermore, we may not possess the financial resources necessary to enforce our patent. Also, we cannot be certain that any products that we or a prospective licensee develop will not infringe upon any patent or other intellectual property right of a third party. We will also rely upon trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. We plan to maintain a policy of requiring employees, scientific advisors, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us. We cannot assure you that these agreements will provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.

We may be at risk of having to obtain a license from third parties making proprietary improvements to our technology. We cannot reasonably determine the cost to us of the effect of being unable to obtain any such license.

There is a possibility that third parties may make improvements or innovations to our orally ingestible insulin pill in a more expeditious manner than we do. Although we are not aware of any such circumstance, should such circumstances arise, we may need to obtain a license from such third party to obtain the benefit of the improvement or innovation. Royalties payable under such a license would reduce our share of total revenue. Such a license may not be available to us at all or on commercially reasonable terms. Although we currently do not know of any circumstances related to our orally ingestible insulin pill that would lead us to believe that a third party has developed any improvements or innovation with respect to it, we cannot assure you that such circumstances will not arise in the future. We cannot reasonably determine the cost to us of the effect of being unable to obtain any such license.

We are dependent on third parties to manufacture and, in some cases, test our products. As a result, the success of our business will be dependent, in part, upon securing manufacturing capabilities and contracting with clinical service providers.

We have no manufacturing facilities for production of our orally ingestible insulin pill. We have no facilities for clinical testing. As a result, the success of our business, in part, will be dependent upon securing manufacturing capabilities and contracting with clinical service providers.

The availability of manufacturers is limited by both the capacity of such manufacturers and their regulatory compliance. Among the conditions for New Drug Application approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures continually conform with the Federal Drug Administration’s current Good Manufacturing Practice. Good Manufacturing Practice are regulations established by the Federal Drug Administration that govern the manufacture, processing, packing, storage and testing of drugs intended for human use. In complying with Good Manufacturing Practice’s manufacturers must devote extensive time, money and effort in the area of production and quality control and quality assurance to maintain full technical compliance.

Manufacturing facilities and company records are subject to periodic inspections by the Federal Drug Administration to ensure compliance. If a manufacturing facility is not in substantial compliance with these requirements, regulatory enforcement action may be taken by the Federal Drug Administration, which may include seeking an injunction against shipment of products from the facility and recall of products previously shipped from the facility. Such actions could severely delay our ability to obtain product from that particular source.

The success of our clinical trials is dependent on our future partner’s capacity and ability to adequately manufacture drug products to meet the proposed demand of each respective market. Any significant delay in obtaining a supply source could harm our potential for success. Additionally, if a future manufacturer were to lose its ability to meet our supply demands during a clinical trial, the trial may be delayed or may even need to be abandoned.

There is a risk that we may face product liability claims related to participation in clinical trials or future products.

The testing, manufacture and marketing of products for humans utilizing our orally ingestible insulin pill may expose us to product liability and other claims. These may be claims directly by consumers or by pharmaceutical companies or others selling our orally ingestible insulin pill in the future. We seek to structure development programs with pharmaceutical companies that would complete the development, manufacturing and marketing of the finished product in a manner that would protect us from such liability, but the indemnity undertakings for product liability claims that we secure from the pharmaceutical companies may prove to be insufficient. We do not yet have product liability insurance.

We face rapid technological change and intense competition. As a result, we face a high risk of business failure.

Our success depends, in part, upon maintaining a competitive position in the development of our orally ingestible insulin pill. Developments in insulin products are expected to continue at a rapid pace because many pharmaceutical companies are in the process of developing new insulin products. If we are able to develop our orally ingestible insulin pill to the point where we can sell it on the market, we will compete with other drug delivery, biotechnology and pharmaceutical companies, research organizations, individual scientists and non-profit organizations engaged in the development of insulin products, especially those who are developing insulin products that can be taken orally. Many of our competitors will have greater research and development capabilities, experience, and marketing, financial and managerial resources than we have, and, therefore, will represent significant competition.

Our products, when developed and marketed, may compete with existing insulin products, some of which are well established in the marketplace and manufactured by our competitors. Our potential oral insulin product, if successful, would compete with insulin that is taken by injection and other potential orally ingestible insulin pills or capsules developed by other companies such as Biocon, Ltd. or Biodel, Inc. These products are marketed throughout the world by leading pharmaceutical companies such as Eli Lilly and Company and Pfizer, Inc.

Our competitors may succeed in developing competing technologies or obtaining government approval for products before we do. Developments by others may render our potential products non-competitive or obsolete. We cannot assure you that, if our products are marketed, they will be preferred to existing drugs or that they will be preferred to or available before other products in development.

RISKS RELATED TO OUR COMPANY

We have incurred substantial losses since inception and as we expect to continue to incur research and development costs to further develop our potential oral insulin product, we are likely going to require additional capital and if additional capital is not raised, we may have to cease business operations and investors will lose their entire investment.

Since our inception in April 12, 2002, we have generated significant losses from operations. Now that we have abandoned our former business acquiring and exploring mineral properties and have become engaged in the pharmaceutical research and development business, we anticipate that we will continue to generate significant losses from operations for the foreseeable future. As at August 31, 2007, our accumulated deficit was approximately $4,479,000. Our net loss was approximately $3,236,000 and $415,000 for the years ended August 31, 2007 and 2006 respectively. As at August 31, 2007, we had cash of approximately $1,918,000. We have limited capital resources and no revenue from operations to date and have been funded with the proceeds from equity financings. These conditions raise substantial doubt about our ability to continue as a going concern. The audit report prepared by our independent registered public accounting firm relating to our consolidated financial statements for the year ended includes an explanatory paragraph expressing the substantial doubt about our ability to continue as a going concern.

Our existing capital resources will not enable us to continue operations without implementing cost reductions or raising additional capital. These circumstances may adversely affect our ability to raise additional capital. If we fail to raise additional capital, we will be forced to cease operations. If additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in dilution to our existing stockholders.

We are dependent on our key personnel and if we cannot recruit and retain qualified individuals to perform our research, development, manufacturing and commercial functions, our business will likely not be successful and investors could lose their entire investment.

We are highly dependent on our executive officers, especially on the services to be provided by our Chief Medical and Technology Officer and one of our directors, Dr. Miriam Kidron. Dr. Kidron is a pharmacist with a Ph. D. in biochemistry and is the inventor of the method and composition of insulin that can be administered orally, which is covered by patent application “Methods and Compositions For Oral Administration of Proteins”.

We would be significantly disadvantaged if Dr. Kidron were to leave our company. The loss of other officers could have an adverse effect as well, given their specific knowledge related to our proprietary technology. If we are not able to retain our executive officers, our business may suffer. None of our key officers have announced any intention to leave us. We have only recently entered into written employment agreements with KNRY, Ltd., an Israeli company, for the provision of services by Dr. Miriam Kidron and Mr. Nadav Kidron as our executive officers. We also only recently entered into a written employment agreement with Alex Werber for him to serve as our Chief Financial Officer and Treasurer. We do not maintain “key-person” life insurance policies for any of our executive officers.

There is intense competition in the biotechnology industry for qualified scientists and managerial personnel in the development, manufacture, and commercialization of drugs. We may not be able to attract and retain the qualified personnel necessary for developing our business. Additionally, because of the knowledge and experience of our scientific personnel and their specific knowledge with respect to our orally ingestible insulin pill, the continued development of our orally ingestible insulin pill could be adversely affected by the loss of any one of our executive officers or qualified personnel that we may engage.

All of our assets and all of our directors and officers are outside the United States, as a result it may be difficult for investors to enforce within the United States any judgments obtained against us or any of our directors or executive officers.

All of our assets are located outside the United States and we do not currently maintain a permanent place of business within the United States. In addition, all of our directors and executive officers are nationals and or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against us or our directors or executive officers, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against them.

Our principal research and development facilities will be located in Israel and the unstable military and political conditions in Israel may cause interruption or suspension of our business operations without warning.

We plan to base our principal research and development facilities in Israel. As a result, we will be directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts has taken place between Israel and its Arab neighbors and, since September 2000, involving the Palestinian population, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel and companies based in Israel. Acts of random terrorism periodically occur which could affect our operations or personnel.

In addition, Israeli-based companies and companies doing business with Israel have been the subject of an economic boycott by members of the Arab League and certain other predominantly Muslim countries since Israel’s establishment. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, we cannot predict whether or in what manner these problems will be resolved. Also, since the end of September 2000, there has been a marked increase in the level of terrorism in Israel, which has significantly damaged both the Israeli economy and levels of foreign and local investment.

Furthermore, certain of our directors, executive officers and employees may be obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called up for active military duty at any time. All Israeli male citizens who have served in the army are subject to an obligation to perform reserve duty until they are between 45 and 54 years old, depending upon the nature of their military service.

RISKS RELATED TO OUR COMMON STOCK

Trading in our common stocks on the OTC Bulletin Board is limited and sporadic making it difficult for our stockholders to sell their shares or liquidate their investments.

Our common stock is currently listed for public trading on the OTC Bulletin Board. The trading price of our common stock has been subject to wide fluctuations. Trading prices of our common stock may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common stock will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Sales of a substantial number of shares of our common stock into the public market by the selling stockholders may result in significant downward pressure on the price of our common stock and could affect the ability of our stockholders to realize any current trading price of our common stock.

Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock. When this registration statement is declared effective, the selling stockholders may be reselling up to 18.76% of the issued and outstanding shares of our common stock. As a result of such registration statement, a substantial number of our shares of common stock which have been issued may be available for immediate resale, which could have an adverse effect on the price of our common stock. As a result of any such decreases in price of our common stock, purchasers who acquire shares from the selling stockholders may lose some or all of their investment.

We do not intend to pay dividends on any investment in the shares of stock of our company.

We have never paid any cash dividends and currently do not intend to ever pay any cash dividends. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the stock’s price. This may never happen and investors may lose all of their investment in our company.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations, which may limit a stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

FINRA sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission (see above for discussions of penny stock rules), the Financial Industry Regulatory Authority (FINRA) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", “intends” "anticipates", "believes", "estimates", "predicts" or "potential" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" beginning on page 3 of this prospectus that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to the offering made in this prospectus.

SECURITIES AND EXCHANGE COMMISSION'S PUBLIC REFERENCE

Any member of the public may read and copy any materials filed by us with the Securities and Exchange Commission at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

THE OFFERING

This prospectus relates to the resale by the selling stockholders named in this prospectus of up to 8,638,025 shares of common stock of Oramed Pharmaceuticals Inc. in connection with the resale of:

  Up to 3,600,000 shares of our common stock issued in a private placement on June 15, 2007

  Up to 3,600,000 shares of our common stock that may be issued upon the exercise of certain share purchase warrants issued in connection with the private placement on June 15, 2007.

  Up to 510,000 shares of our common stock issued in a private placement on August 2, 2007

  Up to 510,000 shares of our common stock that may be issued upon the exercise of certain share purchase warrants issued in connection with the private placement on August 2, 2007.

  Up to 10,000 shares of our common stock issued to a selling stockholder for services rendered as a finder in connection with the private placement on August 2, 2007.

  Up to 408,025 shares of common stock issued to Swiss Caps AG pursuant to agreement dated October 26, 2006.

Upon the effectiveness of the registration statement of which this prospectus forms a part, the selling stockholders may sell the shares of common stock in the public market or through privately negotiated transactions or otherwise. The selling stockholders may sell these shares of common stock through ordinary brokerage transactions, directly to market makers or through any other means described in the section entitled “Plan of Distribution” on page 11 of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock being offered for sale by the selling stockholders. However, we may receive up to $3,082,500 in proceeds upon exercise of the share purchase warrants. The 3,600,000 share purchase warrants have an exercise price of $0.75 per common share and are exercisable until June 15, 2010; and 510,000 share purchase warrants have an exercise price of $0.75 per common share and are exercisable until August 2, 2010. These potential proceeds will be used for the research and development of our orally ingestible insulin pill and for general working capital purposes. None of the selling stockholders have presently advised us of their intention to exercise any share purchase warrants at this time. We will incur all costs associated with this registration statement and prospectus.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock and have no present intention of paying any dividends on the shares of our common stock. Our current policy is to retain earnings, if any, for use in our operations and in the development of our business. Our future dividend policy will be determined from time to time by our board of directors.

SELLING STOCKHOLDERS

The selling stockholders may offer and sell, from time to time, any or all of the common stock issued. Because the selling stockholders may offer all or only some portion of the 8,638,025 shares of common stock to be registered, no estimate can be given as to the amount or percentage of these shares of common stock that will be held by the selling stockholders upon termination of the offering. The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling stockholders as of December 14, 2007, and the number of shares of common stock covered by this prospectus. Other than the relationships described below, none of the selling stockholders had or have any material relationship with us. None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer to our knowledge.

Name of Selling Stockholder and Position, Office or Material Relationship with Oramed Pharmaceuticals Inc.	Common Shares Owned by the Selling Stockholders	Number of Shares Issuable Upon Exercise of all Share Purchase Warrants	Total Shares Registered	Number of Shares Owned by Selling Stockholder After Offering and Percent of Total Issued and Outstanding(1)
				# of Shares	% of Class
Steven Mark Berkowitz	100,000	100,000	200,000	Nil	Nil
Apollo Nominees Inc	500,000	500,000	1,000,000	Nil	Nil
Michael Albeldas	300,000	300,000	600,000	Nil	Nil
Old School Partners(3)	500,000	500,000	1,000,000	Nil	Nil
Russell Leigh	1,000,000	1,000,000	2,000,000	Nil	Nil

Hargreave Hale Nominees Limited(4)	1,500,000	1,500,000	3,000,000	Nil	Nil
Shikma A.M.R. Ltd.(5)	10,000	10,000	20,000	Nil	Nil
Oberdorf Finance SA(6)	80,000	80,000	160,000	Nil	Nil
Vered Schimmel	100,000	100,000	200,000	Nil	Nil
Gil Weil	10,000	10,000	20,000	Nil	Nil
Shai Weil	10,000	10,000	20,000	Nil	Nil
Aviad Friedman	10,000	Nil	10,000	Nil	Nil
Swiss Caps AG(7)	408,025	Nil	408,025	Nil	Nil
Total	4,528,025	4,110,000	8,638,025	Nil	Nil

(1) Assumes all of the shares of common stock offered are sold. Based on 46,034,804 shares of common stock issued and outstanding on December 14, 2007.

(2) Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible preferred stock currently exercisable or convertible, or exercisable or convertible within sixty (60) days, are counted as outstanding for computing the percentage of the person holding such options or warrants but are not counted as outstanding for computing the percentage of any other person.

(3) Yacov Kruger holds voting and dispositive control of the shares held by Old School Partners.

(4) Leonard Sank, a director of our company, holds voting and dispositive control of the shares held by Hargreave Hale Nominees Limited.

(5) Aviad Friedman holds voting and dispositive control of the shares held by Shika A.M.R. Ltd. (6) Vered Schimel holds voting and dispostive control of the shares held by Oberdorf Finance SA. (7) Dieter W. Engel holds voting and dispositive control of the shares held by Swiss Caps AG.

We may require the selling stockholder to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell all or a portion of the shares of common stock on any market upon which the common stock may be quoted (currently the National Association of Securities Dealers OTC Bulletin Board), in privately negotiated transactions or otherwise. Such sales may be at fixed prices prevailing at the time of sale, at prices related to the market prices or at negotiated prices. The shares of common stock being offered for resale by this prospectus may be sold by the selling stockholders by one or more of the following methods, without limitation:

(a)

block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b)	purchases by broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

(c)	an exchange distribution in accordance with the rules of the exchange;

(d)	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

(e)	privately negotiated transactions;

(f)	market sales (both long and short to the extent permitted under the federal securities laws);

(g)	at the market to or through market makers or into an existing market for the shares;

(h)	through transactions in options, swaps or other derivatives (whether exchange listed or otherwise);

(i)	a combination of any aforementioned methods of sale; and

(j)	any other method permitted pursuant to applicable law.

In the event of the transfer by any selling stockholder of his or her shares to any pledgee, donee or other transferee, we will amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective amendment in order to have the pledgee, donee or other transferee in place of the selling stockholder who has transferred his or her shares.

In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling stockholders or, if any of the broker-dealers act as an agent for the purchaser of such shares, from the purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of the shares of common stock at a stipulated price per share. Such an agreement may also require the broker-dealer to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling stockholders if such broker-dealer is unable to sell the shares on behalf of the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above. Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the shares, commissions as described above.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Any sales of shares may be effected through the OTC Bulletin Board, in private transactions or otherwise, and the shares may be sold at market price prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. From time to time, the selling stockholders may pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon a default by a selling stockholder, the broker may offer and sell the pledged shares of common stock from time to time. Upon a sale of the shares of common stock, the selling stockholders intend to comply with the prospectus delivery requirements, under the Securities Act, by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act which may be required in the event any selling stockholder defaults under any customer agreement with brokers.

To the extent required under the Securities Act, a post effective amendment to this registration statement will be filed, disclosing the name of any broker-dealers, the number of shares of common stock involved, the price at which the common stock is to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction.

We and the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as the selling stockholders are distribution participants and we, under certain circumstances, may be a distribution participant, under Regulation M. All of the foregoing may affect the marketability of the common stock.

All expenses of the registration statement including, but not limited to, legal, accounting, printing and mailing fees are and will be borne by us. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of common stock will be borne by the selling stockholders, the purchasers participating in such transaction, or both. We have agreed to indemnify certain selling stockholders and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments to which such selling stockholders or their respective pledgees, donees, transferees or other successors in interest may be required to make in respect thereof.

Any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is the Pacific Stock Transfer Company. Their address is 500 E. Warm Springs Road, Suite 240, Las Vegas, Nevada, U.S.A. 89119. Their telephone number is (702) 361 3033.

LEGAL PROCEEDINGS

Other than disclosed below, we know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, executive officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest:

On June 21, 2006, we commenced a legal action in the Supreme Court of the State of New York against John Choi, Bernard Perini and Epifanio Almodovar to enjoin them from selling, assigning, transferring, pledging, encumbering or otherwise disposing their shares of our common stock. Collectively Messrs. Choi, Perini and Almodovar obtained 2,897,342 shares of our common stock pursuant to an aborted merger between our company and Integrated Security Technologies, Inc., a privately held New Jersey corporation, in 2004. It is our position that Messrs. Choi, Perini and Almodovar are possessed of stock that either should never have been issued to them at all or which should have been returned to our company when our merger with Integrated Security Technologies, Inc., the private New Jersey corporation, was unwound. The court subsequently granted us a temporary injunction to restrain Messrs. Choi, Perini and Almodovar from selling their shares of our common stock.

On August 10, 2006, we reached a settlement with Bernard Perini and Epifanio Almodovar for the legal action in the Supreme Court of the State of New York initiated by our company against them. As a result, the temporary injunction to restrain Messrs. Perini and Almodovar from selling their shares of our common stock has been lifted. Furthermore, pursuant to the settlement, all claims by and between our company and Bernard Perini and Epifanio Almodovar have been mutually released and discontinued with prejudice. Messrs. Perini and Almodovar agreed to ask their legal counsel to hold their shares of our common stock as an escrow agent, subject to a scheduled release.

As of the date of this registration statement, all of Messrs. Perini and Almodavar’s shares have been released according to the release schedule.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

All of our directors hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. Our executive officers are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Nadav Kidron	President, Chief Executive Officer and Director	33	March 8, 2006
Alex Werber	Chief Financial Officer and Treasurer	51	August 1, 2007
George Drazenovic	Secretary and Director	36	March 23, 2006
Miriam Kidron	Chief Medical and Technology Officer and Director	67	March 8, 2006
Leonard Sank	Director	42	October 23, 2007

Business Experience

The following is a brief account of the education and business experience of each director and executive officer during at least the past five years, indicating each person’s business experience, principal occupation during the period, and the name and principal business of the organization by which they were employed.

Nadav Kidron – President, Chief Executive Officer and Director

Nadav Kidron was appointed as our President, Chief Executive Officer and Director on March 8, 2006. From 2003 to 2006, Mr. Kidron was the managing director at the Institute of Advanced Jewish Studies of Bar Ilan University. From 2001 to 2003, he was an intern then practiced as a lawyer with Wine Mishaiker and Ernest Law Offices in Jerusalem, Israel. Mr. Kidron completed the International MBA program at Bar Ilan University in 2007. He earned his LLB from Bar Ilan University in 2002 and in 2003 joined the Israeli Bar Association. He has no prior experience in working for public companies.

Alex Werber – Chief Financial Officer and Treasurer

Alex Werber was appointed as our Chief Financial Officer and Treasurer on July 20, 2007. Mr. Werber is a Certified Public Accountant with over 20 years of financial management experience in privately held and publicly traded companies, he has been with several companies serving in a Controller and Chief Financial Officer capacity since 1986. During the past decade he specialized in the hi-tech sector, serving in managerial positions including Controller, VP Finance and CFO. Mr. Werber has been involved in all aspects of corporate financial management and fund-raising activities. Mr. Werber has acted as a Financial Services Consultant since August 2002 for small and mid-size companies, providing a wide range of outsourcing services, from accounting and salary processing to treasury services for government institutes such as the Office of the Chief Scientist. Mr. Werber is also presently serving as chief financial officer of Tissera Industries (OTCBB: TSSR) and Global Energy Inc. (OTCBB: GEYI).

Mr. Werber received a Bachelor of Arts in Economics and Accountancy at the Tel Aviv University, where he also completed a post-graduate study in Accounting.

George Drazenovic – Secretary and Director

Mr. Drazenovic was appointed as our Chief Financial Officer, Secretary, Treasurer and Director on March 23, 2006. He resigned as our Chief Financial Office and Treasurer on August 1, 2007. Since October 18, 2006 Mr. Drazenovic has served as the Chief Financial Officer, Treasurer, Secretary and Director of Sun Cal Energy Inc.

Since March 28, 2006 Mr. Drazanovic has served as the Chief Financial Officer of Tornado Gold International Corporation. Since, January 24, 2007 he has also served as a director of Tornado Gold International Corporation. From 2001 to 2005, Mr. Drazenovic was the Financial Manager, Engineering Services for BC Hydro. From 1995 to 2000, Mr. Drazenovic was the Manager – Accounting for Queensboro Investments. Mr. Drazenovic earned his Bachelor of Arts in Economics from the University of British Columbia in 1991, a Diploma in Financial Management from the British Columbia Institute of Technology in 1993, and a Masters of Business Administration in Finance from the University of Notre Dame in 2001. He also obtained licensing as a Certified General Accountant in 1997 and is a CFA Charter holder (Chartered Financial Analyst) since 2001. Mr. Drazenovic is a member of the Certified General Accountants of British Columbia and the Vancouver Society of Financial Analysts.

Dr. Miriam Kidron – Chief Medical and Technology Officer and Director

Dr. Miriam Kidron was appointed as a Director of our company on March 8, 2006. Dr. Kidron was a researcher in the Diabetes Unit at Hadassah University Hospital in Jerusalem, Israel, where she has worked since 1985. During this period, she was a visiting professor at the Medical school, University of Toronto, Canada (1989-1990). Dr. Kidron earned her Ph.D. in biochemistry from the Hebrew University, Jerusalem in 1976. Dr. Kidron earned her Master degree in Pharmacology, Hadassah Medical School, Hebrew University, Jerusalem. She has no prior experience in working for public companies.

Leonard Sank – Director

Leonard Sank is a South African entrepreneur and business man who is devoted to entrepreneurial endeavours and initiatives. Mr. Sank has played an important role in developing businesses. He is a director of a number of companies encompassing many diversified fields, including finance, motor dealerships, steel merchandising and trading.

Mr. Sank has 20 years relevant experience where he has been involved in all aspects of business in a leadership role.

Significant Employees

We consider Dr. Miriam Kidron and Mr. Nadav Kidron as our significant employees. We have only recently entered into written employment agreements with KNRY, Ltd., an Israeli company, for the provision of services by Dr. Miriam Kidron and Mr. Nadav Kidron as our executive officers. We do not maintain “key-person” life insurance policies for any of our executive officers.

Family Relationships

Dr. Miriam Kidron, our Chief Medical and Technology Officer and a director, is the mother of Nadav Kidron, our President, Chief Executive Officer and a director. Other than the family relationship between Dr. Kidron and Mr. Kidron, there are no family relationships among our directors or executive officers.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.

being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 14, 2007 certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to our shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percentage of Class(1)(2)
Nadav Kidron President, Chief Executive Officer and Director 2 Elza St., Jerusalem, Israel	Common Shares	11,221,735(3)	24.38%
Miriam Kidron Chief Medical and Technology Officer and Director 2 Elza St., Jerusalem, Israel	Common Shares	850,000(3)	1.85%
George Drazenovic Secretary and Director Burnaby, British Columbia	Common Shares	500,000(3)	1.09%
Leonard Sank Director Cape Town, South Africa	Common Shares	3,250,000	7.06%
CEDE & CO. P.O. Box 222 Bowling Green Station, New York, New York, U.S.A. 10274	Common Shares	16,876,478	36.66%
Zeev Bronfeld 6 Uri St., Tel-Aviv, Israel	Common Shares	6,158,517	13.38%
Hadassit Medical Research Services and Development Ltd. Floor 2 1/2, Mother & Child Center, Hadassah Ein Karem, P.O. Box 12000, Jerusalem 91120, Israel	Common Shares	4,141,532	8%
Directors and Executive Officers as a group	Common Shares	15,655,068	34.38%

(1)

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible preferred stock currently exercisable or convertible, or exercisable or convertible within sixty

(60) days, would be counted as outstanding for computing the percentage of the person holding such options or warrants but not counted as outstanding for computing the percentage of any other person.

(2)	Based on 46,034,804 common shares issued and outstanding as of December 14, 2007.

(3)	Includes options exercisable within 60 days.

Changes in Control

We are unaware of any contract, or other arrangement or provision of our Articles of Incorporation or Bylaws, the operation of which may at a subsequent date result in a change of control of our company.

DESCRIPTION OF SECURITIES

We are authorized to issue 200,000,000 shares of common stock with a par value of $0.001. Upon liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share ratably in all net assets available for distribution to security holders after payment to creditors. The common stock is not convertible or redeemable and has no preemptive, subscription or conversion rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of security holders. There are no cumulative voting rights. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as our board of directors may from time to time determine. Holders of common stock will share equally on a per share basis in any dividend declared by the board of directors. We have not paid any dividends on our common stock and do not anticipate paying any cash dividends on such stock in the foreseeable future. In the event of a merger or consolidation, all holders of common stock will be entitled to receive the same per share consideration.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, executive officer or employee.

EXPERTS

The financial statements of our company included in this prospectus have been audited by Malone & Bailey, PC –Certified Public Accountants to the extent and for the period set forth in their report (which contains an explanatory paragraph regarding our company’s ability to continue as a going concern) appearing elsewhere in the registration statement and prospectus, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting. Their address is 2925 Briarpark, Suite 930, Houston, Texas, U.S.A. 77402. Their telephone number is (713) 343-4200.

Clark Wilson LLP, our independent legal counsel, has provided an opinion on the validity of the shares of our common stock that are the subject of this prospectus. Their address is 800-885 W Georgia Street, Vancouver, British Columbia, Canada. Their telephone number is (604) 687-5700.

DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Bylaws provide that we have the power to indemnify, to the greatest allowable extent permitted under the General Corporate Laws of Nevada, directors or executive officers of our company for any duties or obligations arising out of any acts or conduct of the officer or director performed for or on behalf of our company. We will reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the General Corporate Law of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, our company has been advised that the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

Committees of the Board

All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the Articles of Incorporation of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the board of directors.

We do not have any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. The board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to the board of directors and we do not have any specific process or procedure for evaluating such nominees. The board of directors assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this current report.

Code of Ethics

On November 29, 2007, we revoked our old code of ethics, which was originally adopted on October 6, 2004, and adopted a new code of ethics more suitable to our company at the present stage of our development. Our code of ethics has the primary aims of deterring wrongdoing and promoting honest and ethical conduct; providing full, fair, accurate, timely and understandable disclosure in public reports; complying with applicable laws; ensuring prompt internal reporting of code violations; and providing accountability for adherence to the code.

Audit Committee Financial Expert

Our board of directors has determined that we have a board member, George Drazenovic, who qualifies as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-B. However, because Mr. Drazenovic has recently served as the Chief Financial Officer of our company, he does not qualify as being “independent”, nor do any of our other directors, as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the FINRA Rules.

We believe that our board of directors collectively is capable of analyzing and evaluating our consolidated financial statements and understanding internal controls and procedures for financial reporting. The board of directors of our company does not believe that it is necessary to have an audit committee because our company believes that the functions of an audit committee can be adequately performed by our board of directors as a whole. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any revenues from operations to date.

Director Independence

No member of our board of directors qualifies as being “independent”, as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the FINRA Rules.

DESCRIPTION OF BUSINESS

Corporate History

We were incorporated on April 12, 2002, in the State of Nevada under the name “Iguana Ventures Ltd”. Following our incorporation we were an exploration stage company engaged in the acquisition and exploration of mineral properties. We were unsuccessful in implementing our business plan as a mineral exploration company. Accordingly, we decided to change the focus of our business by completing a share exchange with the shareholders of Integrated Security Technologies, Inc., a New Jersey private corporation. On June 4, 2004 we also changed our name to Integrated Security Technologies by filing a Certificate of Amendment with the Nevada Secretary of State. Effective June 14, 2004 we effected a 3.3:1 forward stock split, increasing the amount of authorized capital to 200,000,000 shares of common stock with the par value of $.001 per share. However, due to disappointing results, we later unwound the share exchange agreement with the shareholders of Integrated Security Technologies, Inc., the New Jersey private corporation.

On March 8, 2006 we executed an agreement with Hadasit Medical Services and Development Ltd. to acquire provisional patent application No. 60/718716 and related intellectual property. The provisional patent application No. 60/718716 related to a method of preparing insulin so that it may be taken orally to be used in the treatment for the treatment of individuals with diabetes. Effective April 10, 2006, we changed our name from “Integrated Security Technologies, Inc.” to “Oramed Pharmaceuticals Inc.” Based on provisional patent application No. 60/718716, we filed a patent application under the Patent Cooperation Treaty at the Israel Patent Office for “Methods and Compositions for Oral Administration of Proteins” on August 31, 2006. We are now a pharmaceutical company engaged in the research and development of innovative pharmaceutical solutions, including an orally ingestible insulin pill to be used for the treatment of individuals with diabetes, rectal application of insulin, flu vaccines, use of oral ingestible pills for delivery other polypeptides and use of rectal application for delivery of other polypeptides.

Agreement with Hadasit Medical Services and Development Ltd.

On March 8, 2006 we executed an agreement with Hadasit Medical Services and Development Ltd to acquire provisional patent application No. 60/718716, including related intellectual property. The provisional patent application No. 60/718716 related to a method of preparing insulin so that it may be taken orally for the use in the treatment of individuals with diabetes. Under the terms of the agreement, we agreed to contract Hadasit Medical Services and Development Ltd. to provide us with consulting services to assist us in the completion of clinical trials on provisional patent application No. 60/718716. When the clinical trials have been completed Hadasit Medical Services and Development Ltd. will provide us with the preparation of a full report assessing the results of the clinical trials and the viability of provisional patent application No. 60/718716 and related intellectual property. We agreed to pay Hadasit Medical Services and Development Ltd $200,000 for the provision of these consulting services if we requested the consulting services from Hadasit Medical Services and Development Ltd.

Under this agreement we also agreed to secure proper conditions for the future development of provisional patent application No. 60/718716 and related intellectual property by raising at least $1,000,000 through a private placement of our securities.

If the assessment from the clinical trials is successful, we have 120 days to attain the above mentioned financing or we will need to return provisional patent application No. 60/718716 and related intellectual properties to Hadasit Medical Services and Development Ltd. Even though the clinical trials have not been fully completed, we believe we have achieved the required financing of $1,000,000 and accordingly. Accordingly, we do not have to return provisional patent application No. 60/718716 and related intellectual properties to Hadasit Medical Services and Development Ltd.

Pursuant to this agreement with Hadasit Medical Research Services and Development Ltd. dated February 17, 2006, we also agreed to grant to Dr. Miriam Kidron an option to purchase 3,361,360 shares of our common stock at the exercise price of $0.001 per share if Dr. Miriam Kidron continued to provide consulting services directly to our company following consummation of clinical trials. Because we have successfully completed our exploratory clinical trials and Dr. Miriam Kidron is continuing to provide consulting services directly to our company, we are obligated to issue these options to Dr. Miriam Kidron.

Hadasit Medical Services and Development Ltd is a related party of the company due to it being a 9% shareholder of our company and the primary researcher for Hadasit Medical Services and Development Ltd is a director of our company.

Current Business

Diabetes is a serious chronic illness that represents a growing worldwide epidemic. The incidence of diabetes has increased significantly in recent years, in part due to changes in obesity rates and lifestyle. The symptoms of diabetes includes frequent urination, lethargy, excessive thirst, and hunger. Diabetes can cause serious health complications including renal (kidney) failure, heart disease, stroke, and blindness. The treatment of diabetes includes changes in diet, oral medications, and in some cases, daily injections of insulin. The ability to correctly self-administer doses of insulin is crucial to the long-term health of diabetics. For years, the only method patients had to deliver insulin to their bodies was by injection. Until recently, the idea of insulin pills or tablets was inconceivable due to the fact that insulin, which is a protein, breaks down in the digestive system. This has been a major hurdle that has inhibited the development of an orally ingestible insulin pill. Through our acquisition of provisional patent application No. 60/718716 and related intellectual property, we began to engage in the research and development of an orally ingestible insulin pill, to be used for the treatment of individuals with diabetes.

The provisional patent application No. 60/718716 was set to expire on September 6, 2006. On August 31, 2006, we filed a formal patent application under the Patent Cooperation Treaty at the Israel Patent Office for “Methods and Compositions for Oral Administration of Proteins”. Priority was claimed from provisional patent application No. 60/718716. All countries were designated and the United States Patent and Trademark Office was designated as the Search and Examination Authority.

On October 26, 2006, we executed an agreement with Swiss Caps AG. Under the terms of the agreement Swiss Caps AG agreed to manufacture oral gel capsules for clinical testing of our oral insulin product. A copy of the agreement with Swiss Caps AG can be found as exhibit attached to our current report on Form 8-K filed on December 2, 2006.

On January 30, 2007 we formed a scientific advisory committee to provide scientific advice to our board of directors. Our advisory committee will not have authority to make decisions, carry out any functions or bind us to any obligations. Currently, members of our scientific advisory committee include Dr. Harold Jacob, Dr. Nir Barzilai, Dr. Itamar Raz, Prof. Ele Ferrannini, Dr. Derek LeRoith and Dr. John Ziemniak. Dr. Harold Jacob has a strong background, both in medical sciences as well as biotechnology and medical devices. He practiced clinical gastroenterology in New York and served as Chief of Gastroenterology at St. Johns Episcopal Hospital and South Nassau Communities Hospital, and was a Clinical Assistant Professor of Medicine at SUNY. Dr. Barzilai is the Director of the Institute for Aging Research at the Albert Einstein College of Medicine. He is currently an Associate Professor in the Department of Medicine, Molecular genetics and the Diabetes Research Center and is a member of the Divisions of Endocrinology and Geriatrics. He is also the Director of the Montefiore Hospital Diabetes Clinic. Dr. Itamar Raz, is a professor of Internal Medicine at Hadassah University Medical Center and the head of the Diabetes Unit at Hadassah. During 1992-2005 he served as the President of the Israel Diabetes Association. He is the head of the Israel National Council of Diabetes and president of D-Cure, a foundation that supports research in the field of diabetes. Professor Ele Ferrannini has worked with various institutions including the Department of Internal Medicine, University of Pisa School of Medicine, and CNR (National Research Council) Institute of Clinical Physiology, Pisa, Italy; Diabetes Division, Department of Medicine, University of Texas Health Science Center at San Antonio, Texas, USA. He also has published over 350 original papers and 50 book chapters. Dr. Derek LeRoith has served as the Chief of the Diabetes Branch at the National Institute of Diabetes, Digestive and Kidney Diseases in the National Institute of Health in Maryland, and he is now serving as the Chief of the Division of Endocrinology, Diabetes and Bone Diseases. He is a prominent member in over 15 professional societies globally, including the Society for Endocrinology, Metabolism and Diabetes of South Africa, the European Association for the Study of Diabetes, and the American Diabetes Association. Dr. Ziemniak has over 20 years experience in the pharmaceutical industry. He has worked extensively in drug development having been involved in the conception, filing, and approval of over 13 NDAs and greater then 20 INDs covering a wide variety of drugs and indications.

On May 2, 2007 we filed two additional provisional patents for a suppository application to our technology portfolio. The first patent focuses on a rectal application for insulin. The second patent focuses on the usage of this rectal application to other polypeptides that at present are required to be injected.

On May 1, 2007 we announced the commencement of Phase I of our clinical trials, which will be conducted in Jerusalem, Israel. A small group of healthy human volunteers will orally ingest our orally ingestible insulin pill capsules in order to evaluate safety studies. The United States of America Food and Drug Administration recognizes clinical trials in Israeli hospitals.

On June 19, 2007, we approved a proposal with the Encorium Group Inc., a contract research organization, which provides comprehensive clinical and drug development solutions, to assist us in the design, implementation, advancement, and oversight of a scientific and regulatory strategic plan for the filing and approval of our orally ingestible insulin pill capsule. Under the terms of the Proposal, Encorium Group Inc. will be paid an hourly fee ranging from US $283 to US $450 depending on level of expertise of the medical personnel. A copy of the agreement with Encorium Group Inc. can be found as exhibit attached to our current report on Form 8-K filed on June 19, 2007.

On August 14, 2007, we announced that we have successfully completed our exploratory Phase 1A clinical trial with our oral insulin capsule. The study was intended to assess both the safety/tolerability and absorption properties of our proprietary oral insulin delivery technology. Based on the pharmacokinetic and pharmacologic outcomes of this early stage trial, we have decided to continue the development of our oral insulin product. Additional Phase 1 bioavailability/pharmacokinetic trials to optimize and finalize the formulation are anticipated to begin later this year.

On November 15, 2007, we announced that we have successfully completed animal studies for Phase 1B trials of our oral insulin capsule. The Phase 1B study was intended to assess the optimization of dosage for the formulation of our proprietary oral insulin delivery technology.

Governmental Approval and Effect of Governmental Regulations

Our business is subject to extensive regulation by the Food and Drug Administration, other governmental authorities in the United States and governmental authorities in other countries.

The duration of the governmental approval process for marketing new pharmaceutical substances, from the commencement of preclinical testing to the receipt of governmental approval for marketing a new product, varies with the nature of the product and with the country in which such approval is sought. For new chemical entities, the approval process could take eight to ten years or more. For reformulations of existing drugs, as management believes our potential product should be considered, typically the process is shorter. In either case, the procedures required to obtain governmental approval to market new drug products will be costly and time-consuming for us, requiring rigorous testing of the new drug product. Even after such time and effort, regulatory approval may not be obtained for our products.

Before we can market or even transport a new human pharmaceutical product commercially in the United States, regulations require that we file an Investigational New Drug Application, conduct clinical trials and file an Investigational New Drug Application with the Federal Drug Administration.

In order to conduct the clinical investigations necessary to obtain regulatory approval in the U.S., we must file an Investigational New Drug Application with the Federal Drug Administration to permit the shipment and use of the drug for investigational purposes. The Investigational New Drug Application will state, in part, the results of preclinical (laboratory and animal) toxicology testing that we have conducted and our initial Phase I plans for clinical (human) testing. Unless notified that testing may not begin, the clinical testing may commence 30 days after filing an Investigational New Drug Application.

Under Federal Drug Administration regulations, the clinical testing program required for marketing approval of a new drug typically involves three clinical phases. In Phase I, safety studies are generally conducted on normal, healthy human volunteers to determine the maximum dosages and side effects associated with increasing doses of the substance being tested. In Phase II, studies are conducted on small groups of patients, in our case those who have diabetes or blood sugar problems, to gain preliminary evidence of efficacy and to determine the common short-term side effects and risks associated with the new product. Phase III involves large-scale trials conducted on disease-afflicted patients to provide statistical evidence of efficacy and safety and to provide an adequate basis for product labeling. Frequent reports are required in each phase and, if unwarranted hazards to patients are found, the Federal Drug Administration may request modification or discontinuance of clinical testing until further studies have been conducted. Phase IV testing is sometimes conducted, either to meet Federal Drug Administration requirements for additional information as a condition of approval, or to gain post-approval market acceptance of the pharmaceutical product. Our orally ingestible insulin pill capsule will be subjected to each step of this lengthy process from conception to market.

Once the above phases of clinical testing have been completed, we will be required to file an Investigational New Drug Application with the Federal Drug Administration seeking approval for marketing the drug product. The Federal Drug Administration will review the Investigational New Drug Application to determine whether the drug is safe and effective, and adequately labeled, and whether the applicant can demonstrate proper and consistent manufacture of the drug. The time required for Federal Drug Administration action on an Investigational New Drug Application varies considerably, depending on the characteristics of the drug, whether the Federal Drug Administration needs more information than is originally provided in the Investigational New Drug Application and whether the Federal Drug Administration has concerns with the evidence submitted.

The facilities of each company involved in the commercial manufacturing, processing, testing, control and labeling of pharmaceutical products must be registered with and approved by the Federal Drug Administration. Continued registration requires compliance with Good Manufacturing Practices regulations and the Federal Drug Administration conducts periodic establishment inspections to confirm continued compliance with its regulations.

We are subject to various federal, state and local laws, regulations and recommendations relating to such matters as laboratory and manufacturing practices and the use, handling and disposal of hazardous or potentially hazardous substances used in connection with our research and development work. We do not produce and drugs at this time and are not subject to these commercial manufacturing regulations at this time. However, it is important for the company to be aware of these standards in case a need for compliance develops in the future.

Research and Development

We have spent approximately $2,412,000 during the last 2 fiscal years on the research and development of our orally ingestible insulin pill capsules. We plan to conduct research and development on innovative pharmaceutical solutions, including an orally ingestible insulin pill to be used for the treatment of individuals with diabetes, rectal application of insulin, flu vaccines, use of oral ingestible pills for delivery other polypeptides and use of rectal application for delivery of other polypeptides.

Competition

Our direct competitors are those companies that are also developing methods for administration of insulin through ingestible pills or capsules. To our knowledge, such companies include Biocon Ltd. in India and Biodel, Inc. in the United States. Many other companies indirectly compete with us by developing methods that allow for the administration of insulin through other means such as inhalers, into the lungs and then into the bloodstream. However, studies show that inhaled insulin is less effective than injected insulin in terms of delivery of the insulin into the bloodstream. Eli Lilly & Co., Alkermes and Mannkind Corp. are developing dry powder insulin products. Novo Nordisk and Aradigm Corp. are developing inhalable liquid insulin.

Intellectual Property

We have filed the following patent applications and provisional patent applications;

Title	Jurisdiction	Patent Application #
Methods and Compositions For Oral Administration of Proteins	Patent Cooperation Treaty, All countries were designated and the United States Patent and Trademark Office was designated as the Search and Examination Authority.	PCT/IL2006/001019
Provisional patent application for methods and compositions for rectal application for insulin	The United States Patent and Trademark Office	60/924.004
Provisional patent application for methods and compositions for rectal application of proteins	The United States Patent and Trademark Office	60/024.005
Provisional patent application for method and compositions for oral administration of proteins	The United States Patent and Trademark Office	11/513.343

Employees

Currently we have four employees; Nadav Kidron our President, Chief Executive Officer and a director; Miriam Kirdon, our Chief Medical and Technology Officer and a director; Alex Werber, our Chief Financial Officer and Treasurer; and Tara Horn, who serves as our office manager in Israel. Both Mr. Nadav Kidron and Dr. Miriam Kidron provide services to our company pursuant to employment agreements we entered into with KNRY Ltd., an Israel company, dated August 1, 2007. We also intend to periodically hire independent contractors to execute our research and development activities. We may hire employees when circumstances warrant. At present, however, we do not anticipate hiring employees in the near future.

PLAN OF OPERATION

The following discussion should be read in conjunction with our audited financial statements for the years ended August 31, 2007 and August 31, 2006 including the notes to those financial statements that appear elsewhere in this registration statement and prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this registration statement and prospectus, particularly in the section entitled “Risk Factors” beginning on page 3.

Our audited financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles

Overview

We were incorporated on April 12, 2002 as an exploration stage company engaged in the acquisition and exploration of mineral properties. We were unsuccessful in implementing our business plan. Accordingly, we decided to change the focus of our business. After an unsuccessful business acquisition transaction in 2004 when we also changed our name to Integrated Security Technologies, Inc., we entered into an agreement with Hadasit Medical Services and Development Ltd to acquire provisional patent application No. 60/718716, including related intellectual property, on March 8, 2006. The provisional patent application No. 60/718716 relates to a method of preparing insulin so that it may be taken orally to be used in the treatment for the treatment of individuals with diabetes. Effective April 10, 2006, we changed our name to “Oramed Pharmaceuticals Inc.” and since that time we have been a pharmaceutical company engaged in the research and development of an orally ingestible insulin pill to be used for the treatment of individuals with diabetes.

Cash Requirements

During the next 12 months, we plan to spend approximately $2.555 million on our business. This budget includes the salaries of the research team, office costs, cost of trials and materials, among others, all of them necessary to execute our plan of operations. We will require additional funds to implement our plans. These funds may be raised through equity financing, debt financing, or other sources, which may result in the dilution in the equity ownership of our shares. We will also need more funds if the costs of our business operations are greater than we have anticipated. We will also require additional financing to sustain our business operations if we are not successful in earning revenues. We currently do not have any arrangements for further financing and we may not be able to obtain financing when required. Our future is dependent upon our ability to obtain financing.

Estimated Funding Required During the Next 12 Months

Salaries	$300,000
Operations
Legal Fees	$180,000
Office Expenses	$300,000
Research and Development
Investigation New Drug Application Component
Bio-analytical	$200,000
Animal Pharmacokinetics	$150,000
Animal Toxicology	$300,000
CMC Studies	$100,000
Clinical and Regulatory	$250,000
Pharmacology, Histology, etc.	$100,000
Clinical Study
Clinical costs	$375,000
Bio-analytical Assays	$75,000
Supplies	$25,000
Analysis/Stats/	$100,000
Report	$50,000
Miscellaneous	$50,000

Total	$2,555,000

Financial Condition, Liquidity and Capital Resources

As at August 31, 2007, we had a working capital of $506,000. As at August 31, 2007, we had $1,918,000 in cash. As at August 31, 2007, our total liabilities were $1,424,000.

At August 31, 2006 we had a working capital deficit of $432,719. At August 31, 2006 we had $176,190 in cash and cash equivalents. At August 31, 2006, our total liabilities were $608,909.

We did not generate any revenue in the year ended August 31, 2007 and we have not generated any revenue since April 12, 2002 (date of inception) to August 31, 2007.

There are no assurances that we will be able to obtain the amount required for our continued operations. In such event that we do not raise sufficient additional funds by secondary offering or private placement, we will consider alternative financing options, if any, or be forced to scale down or perhaps even cease our operations.

On June 15, 2007, we issued 3,600,000 units of our securities at a price of $0.50 per unit for aggregate proceeds of $1,800,000. On August 2, 2007, we closed another private placement consisting of 510,000 units of our securities at a price of US $0.50 per unit for aggregate proceeds of US $255,000.

We have suffered recurring losses from operations. The continuation of our company is dependent upon our ability to raise additional capital. In this regard we have raised additional capital through the private placements noted above but we will still require additional funds to continue our operations and plans.

The continuation of our business is dependent upon obtaining further financing, the successful completion of the clinical testing of our orally ingestible insulin pill capsule, the approval by the Federal Drug Administration of our orally ingestible insulin pill capsule, and further in the future, achieving a profitable level of operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

There are no assurances that we will be able to obtain further funds required for our continued operations. We will pursue various financing alternatives to meet our immediate and long-term financial requirements. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will be unable to conduct our operations as planned, and we will not be able to meet our other obligations as they become due. In such event, we will be forced to scale down or perhaps even cease our operations.

Research and Development

We intend to continue to conduct research and development on innovative pharmaceutical solutions, including an orally ingestible insulin pill to be used for the treatment of individuals with diabetes, rectal application of insulin, flu vaccines, use of oral ingestible pills for delivery other polypeptides and use of rectal application for delivery of other polypeptides.

Expected Sale or Purchase of Significant Equipment

We do not intend to purchase any significant equipment over the twelve months ending August 31, 2008.

Going Concern

The continuation of our business is dependent upon us raising additional financial support. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial or other loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

We have historically incurred losses, and through August 31, 2007 we have incurred losses of $4,479,000 since April 12, 2002 (date of inception). Because of these historical losses, we will require additional working capital to develop our business operations.

There are no assurances that we will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow for operations; or (2) obtain additional financing through either private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from operations are insufficient to meet our ongoing capital requirements, we will have to raise additional working capital by means of private placements, public offerings and/or bank financing. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to us. If adequate working capital is not available we may not increase our operations and if we are unable to raise additional funds we may cease operations.

These conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their on our audited financial statements for the period ended August 31, 2007 our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern.

Off-Balance Sheet Agreements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DESCRIPTION OF PROPERTY

Our executive and head office is currently located at 2 Elza Street, Jerusalem, Israel 93706, which is provide to us at no cost and is contributed to us by Nadav Kidron, our President, Chief Executive Officer and a director. As of October 1, 2007, we signed a four year contract with Hebrew University and The Jerusalem Development Authority, who are working to encourage biotech companies to rent office space in Jerusalem. The cost of rent is $694 per month and may be terminated with a 60-day written notice. The total office space is approximately 120 square meters or 390 square feet. We believe our current premises are adequate for our current operations and we do not anticipate that we will require any additional premises in the foreseeable future. When and if we require additional space, we intend to move at that time.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

Promoters and Control Persons

The promoters of our company are our directors and executive officers.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our shares of common stock were initially approved for quotation on the OTC Bulletin Board under the name “Iguana Ventures Ltd.” under the symbol, IGVL, on March 8, 2004. However, the first trade did not occur until June 14, 2004 after we commenced quotation under the name “Integrated Security Technologies, Inc.” under the symbol, ISTG. Effective April 10, 2006, we changed our name from “Integrated Security Technologies, Inc.” to “Oramed Pharmaceuticals Inc.” when we merged our subsidiary, Oramed Pharmaceuticals Inc.

Our shares became ineligible for quotation on the OTC Bulletin Board on October 14, 2004 but remained eligible for quotation on the Pink Sheets. Our common stock became eligible again for quotation on the OTC Bulletin

Board on December 16, 2005. On April 10, 2006, as a result of our name change, the National Association of Securities Dealers, Inc. changed our trading symbol to “ORMP.OB”.

The following table reflects the high and low bid information for our common stock for each fiscal quarter since December 16, 2005. The bid information was obtained from Yahoo! Finance and reflects inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

Quarter Ended(1)	High	Low
February 28, 2006	$0.51	$0.00
May 31, 2006	$1.10	$0.40
August 31, 2006	$1.35	$0.60
December 30, 2006	$1.11	$0.60
February 28, 2007	$1.99	$0.55
May 31, 2007	$0.91	$0.55
August 31, 2007	$0.69	$0.39

*We changed our trading symbol on April 10, 2006 to “ORMP.OB” as a result of the change of the name of our company. As a result, we are unable to obtain prior high and low bid information for our common stock based on our previous trading symbols without undue hardship.

Securities Authorized For Issuance Under Equity Compensation Plans

Our board of directors adopted a stock option plan on October 15, 2006. The following table sets forth certain information concerning all equity compensation plans previously approved by stockholders and all previous equity compensation plans not previously approved by stockholders, as of the most recently completed fiscal year.

EQUITY COMPENSATION PLANS
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans
Equity Compensation Plans approved by security holders	Nil	Nil	Nil
Equity Compensation Plans not approved by security holders	5,811,360	$0.25	Nil
Total	5,811,360	$0.23	Nil

On November 23, 2006, we issued stock options to purchase up to 500,000 common shares at an exercise price of $0.76 per share to our director and then Chief Financial Officer, George Drazenovic. These options will vest 1/12 every month with the first 1/12 vesting on December 23, 2006. On December 31, 2006, we issued stock options to purchase up to 100,000 common shares at an exercise price of $0.76 per share to an employee. The options vested immediately. On March 18, 2007, we issued stock options to purchase up to 100,000 common shares at an exercise price of $0.76 per share to an employee. The options vested immediately. On August 2, 2007, we issued stock options to Dr. Miriam Kidron, Chief Medical and Technology Officer and a director of our company, to purchase an aggregate of 850,000 shares of our common stock at an exercise price of $0.45 per share. The options vested upon grant. Also on August 2, 2007, we issued stock options to Nadav Kidron, President, Chief Executive Officer and a director of our company, to purchase an aggregate of 850,000 shares of our common stock at an exercise price of $0.45 per share. The options vested upon grant. As of August 14, 2007, pursuant to our contract with Hadasit Medical Services and Development Ltd, Dr. Miriam Kidron was entitled to receive stock options to purchase up to 3,361,360 common shares at an exercise price of $0.001 per share. The options vested immediately.

Holders

At December 14, 2007, there were 46,034,804 shares of our common stock issued and outstanding. These shares were held by approximately 31 stockholders of record.

Dividends

We have not paid any cash dividends on our common stock and have no present intention of paying any dividends on the shares of our common stock. Our current policy is to retain earnings, if any, for use in our operations and in the development of our business. Our future dividend policy will be determined from time to time by our board of directors.

EXECUTIVE COMPENSATION

No executive officer of our company or our subsidiary received annual salary and bonus in excess of $100,000 for our company’s fiscal year ended August 31, 2007, 2006 and 2005. During such time we did not pay any salaries or bonuses to any of our executive officers. As of the date of this registration statement, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer’s employment with our company, from a change in control of our company or a change in such officer’s responsibilities following a change in control.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa- tion ($)	Total ($)
Nadav Kidron (1) President, Chief Executive Officer and Director	2007 2006	84,900 Nil	Nil Nil	Nil Nil	225,225 Nil	Nil Nil	Nil Nil	Nil Nil	310,125 Nil
Miriam Kidron (2) Chief Scientific Officer and Director	2007	62,500	Nil	Nil	1,573,564	Nil	Nil	Nil	1,636,064
George Drazenovic(3) Secretary and Former CFO	2007 2006	80,000 Nil	Nil Nil	Nil Nil	321,647 Nil	Nil Nil	Nil Nil	Nil Nil	401,647 Nil

(1)	Nadav Kidron was appointed as out President, Chief Executive Officer and Director on March 8, 2006.

(2)	Miriam Kidron was appointed as Chief Scientific Officer and Director on March 8, 2006.

(3)

George Drazenovic was appointed as our Chief Financial Officer, Secretary, Treasurer and a Director on March 23, 2006 and he resigned as the Chief Financial Officer and Treasurer of our company on August 1, 2007.

Director Compensation

DIRECTOR COMPENSATION
Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Non-Qualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (j)
Nadav Kidron	84,900	Nil	225,225	Nil	Nil	Nil	310,125
Miriam Kidron	62,580	Nil	1,573,564	Nil	Nil	Nil	1,636,064
George Drazenovic	80,000	Nil	321,647	Nil	Nil	Nil	401,647

Stock Option Grants

Our board of directors adopted a stock option plan on August 26, 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Nadav Kidron	850,000	-	-	$0.45	Aug. 2 2012	-	-	-	-
Miriam Kidron	850,000	-	-	$0.45	Aug. 2 2012	-	-	-	-
Miriam Kidron	3,361,360	-	-	$0.001	Aug. 14 2012	-	-	-	-
George Drazenovic	458,333	41,667	-	$0.76	Nov. 22 2009	-	-	-	-
Alex Werber	-	-	-	-	-	-	-	-	-

Notes:

(1)	Nadav Kidron and Miriam Kidron became directors of our company on March 8, 2006.

(2)	George Drazenovic became CFO, secretary, treasurer and a director of our company on March 23, 2006 and he resigned as the Chief Financial Officer and Treasurer of our company on August 1, 2007.

(3)	Mr. Alex Werber was appointed as the Chief Financial Officer and Treasurer of our company on August 1, 2007

(4)	Randy White resigned from all positions as director and officer of our company effective March 8, 2006.

Aggregated Option/SAR Exercises In Last Fiscal Year and Year-End Option/SAR Values

The following table sets forth for each Named Executive Officer certain information concerning the number of shares subject to both exercisable and unexercisable stock options as of August 31, 2007. The values for “in-the-money” options are calculated by determining the difference between the fair market value of the securities underlying the options as of August 31, 2007 and the exercise price of the individual’s options. During the year ended August 31, 2007, no named Executive Officer exercised options.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End		Value of Unexercised In-the-Money Options/SARs at FY-End
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Nadav Kidron (1)	Nil	Nil	850,000	Nil	Nil	Nil
Miriam Kidron (1)	Nil	Nil	4,211,360	Nil	Nil	Nil
George Drazenovic (2)	Nil	Nil	458,333	41,667	Nil	Nil
Alex Werber (3)	Nil	Nil	Nil	Nil	Nil	Nil
Randy White (4)	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Nadav Kidron and Miriam Kidron became directors of our company on March 8, 2006.

(2)	George Drazenovic became CFO, secretary, treasurer and a director of our company on March 23, 2006 and he resigned as the Chief Financial Officer and Treasurer of our company on August 1, 2007.

(3)	Mr. Alex Werber was appointed as the Chief Financial Officer and Treasurer of our company on August 1, 2007

(4)	Randy White resigned from all positions as director and officer of our company effective March 8, 2006.

Employment Contracts, Termination of Employment and Change In Control Arrangements

We have entered into written employment agreements with KNRY, Ltd., an Israeli company, for the provision of services by Dr. Miriam Kidron and Mr. Nadav Kidron as our executive officers. Copies of the employment agreements can be found as exhibits attached to our current report on Form 8-K filed on August 28, 2007. We also entered into a written employment agreement with Alex Werber for him to serve as our Chief Financial Officer and Treasurer. A copy of this employment agreement can be found as exhibit attached to our current report on Form 8-K filed on August 3, 2007.

Stock Option Plan

Our board of directors adopted a stock option plan on August 26, 2006. Pursuant to this stock option plan, our company has reserved up to 3,000,000 common shares for issuance upon the exercise of any options granted under the plan.

On December 23, 2006, we entered issued stock options to one consultant and one director of our company, granting options to purchase an aggregate of 750,000 shares of our common stock at an exercise price of $0.76 per share. These options will vest 1/12 every month with the first 1/12 vesting on December 23, 2006.

On December 31, 2006, we issued stock options to an advisor of our company, to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $0.76 per share. These options will vest 1/12 every month with the first 1/12 vesting on January 31, 2007.

On March 18, 2007, we issued stock options to an advisor of our company, to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $0.76 per share. These options will vest 1/12 every month with the first 1/12 vesting on April 18, 2007.

On August 2, 2007, we issued stock options to two directors and executives of our company, to purchase an aggregate of 1,750,000 shares of our common stock at an exercise price of $0.45 per share. The options vested upon grant.

As of August 14, 2007, pursuant to our contract with Hadasit Medical Services and Development Ltd, Dr. Miriam Kidron was entitled to receive stock options to purchase up to 3,361,360 common shares at an exercise price of $0.001 per share. The options vested immediately.

On September 4, 2007, we issued stock options to a consultant of our company, to purchase an aggregate of 60,000 shares of our common stock at an exercise price of $0.45 per share. These options will vest 1/12 every month with the first 1/12 vesting on September 30, 2007.

On September 4, 2007, we issued stock options to a consultant of our company, to purchase an aggregate of 240,000 shares of our common stock at an exercise price of $0.45 per share. These options will vest 1/12 every month with the first 1/12 vesting on September 30, 2007.

On October 30, 2007, we issued stock options to an advisor of our company, to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $0.76 per share. These options will vest 1/12 every month with the first 1/12 vesting on December 30, 2007.

Director’s Compensation

Directors may be paid their expenses for attending each meeting of the directors and may be paid a fixed sum for attendance at each meeting of the directors or a stated salary as director. No payment precludes any director from serving our company in any other capacity and being compensated for such service. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We engaged the firm of Malone & Bailey – Certified Public Accountants to audit our financial statements for the year ended August 31, 2006 and August 31, 2005. There has been no change in the accountants and no disagreements with Malone & Bailey – Certified Public Accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure.

REPORTS TO STOCKHOLDERS

We are not required to deliver an annual report to our stockholders but will voluntarily send an annual report, together with our annual audited financial statements. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

The public may read and copy any materials filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address of the site is http://www.sec.gov.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form SB-2, under the Securities Act with respect to the securities offered under this prospectus. This prospectus, which forms a part of that Registration Statement, does not contain all information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. You may review a copy of the Registration Statement at the SEC’s public reference room. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our electronic filings and our Registration Statement can also be reviewed by accessing the SEC’s website at http://www.sec.gov.

You may also read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549.

No finder, dealer, sales-person or other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Oramed Pharmaceuticals Inc. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

FINANCIAL STATEMENTS FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006

Our consolidated financial statements are stated in United States dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

The following consolidated financial statements are filed as part of this annual report:

  Independent Registered Public Accounting Firm’s Report, dated December 10, 2007

  Consolidated Balance Sheet as at August 31, 2007 and 2006

  Consolidated Statements of Expenses for the years ended August 31, 2007 and August 31, 2006 and for the period from April 12, 2002 (inception) through August 31, 2007

  Consolidated Statement of Changes in Stockholders’ Deficit for the period from April 12, 2002 to August 31, 2007

  Consolidated Statements of Cash Flows for the years ended August 31, 2007 and August 31, 2006 and for the period from April 12, 2002 (inception) through August 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Oramed Pharmaceuticals, Inc.
(a development stage company)
Jerusalem, Israel

We have audited the accompanying consolidated balance sheet of Oramed Pharmaceuticals, Inc. as of August 31, 2007 and 2006, and the related consolidated statements of expenses, changes in stockholders’ deficit, and cash flows for the years then ended and the period from April 12, 2002 (Inception) through August 31, 2007. These financial statements are the responsibility of Oramed’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oramed, as of August 31, 2007, and the results of its consolidated operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Oramed will continue as a going concern. As discussed in Note 2 to the financial statements, Oramed suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONE & BAILEY, PC
www.malone-bailey.com
Houston, Texas

December 10, 2007

ORAMED PHARMACEUTICALS INC.
(A development stage company)
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	August 31,
	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,918	$176
Prepaid expenses and other current assets	12	-
Total current assets	1,930	176

PROPERTY AND EQUIPMENT, NET	2	-

DEPOSITS	5	-
Total assets	$1,937	$176

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$341	$54
Due to shareholder	47	47
Convertible notes payable	275	-
Stock payable	761	508
Total current liabilities	1,424	609

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock of $ 0.001 par value - Authorized: 200,000,000 shares at	45	41
August 31, 2007 and 2006; Issued and outstanding: 45,231,779 and
41,456,779 shares at August 31, 2007 and 2006, respectively
Additional paid-in capital	4,947	769
Deficit accumulated during the development stage	(4,479)	(1,243)
Total stockholders' equity (deficit)	513	(433)
Total liabilities and stockholders' equity (deficit)	$1,937	$176

See summary of accounting policies and notes to consolidated financial statements.

ORAMED PHARMACEUTICALS INC.
(A development stage company)
CONSOLIDATED STATEMENTS OF EXPENSES
U.S. dollars in thousands, except share and per share data

	Year ended		From
	August 31.		April 12, 2002
			(inception)
			through
			August 31.
	2007	2006	2007

Operating expenses:
Research and development expenses	$2,214	$198	$2,412
Loss on impairment	-	-	435
General and administrative expenses	918	215	1,525
Loss from Operations	3,132	413	4,372

Interest income	(11)	(2)	(13)
Interest expense	115	4	120
Net loss	$3,236	$415	$(4,479)

Basic and diluted net loss per share	$0.08	$0.01	n/a

Weighted average number of shares used in computing basic and	42,298,080	33,397,609	n/a
diluted net loss per share

See summary of accounting policies and notes to consolidated financial statements.

ORAMED PHARMACEUTICALS INC.
(A development stage company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
U.S. dollars in thousands, except share data

				Deficit
				accumulated	Total
			Additional	during the	stockholders'
	Common Stock		paid-in	development	equity
	Shares	$	capital	stage	(deficit)

Balance as of August 12, 2002 (Inception)	34,828,200	35	19	-	54
Net loss	-	-	-	(65)	(65)

Balance as of August 31, 2003	34,828,200	35	19	(65)	(11)
Shares cancelled	(19,800,000)	(20)	20	-	-
Shares issued for investment in ISTI-NJ	1,144,410	1	434	-	434
Shares issued for offering costs	1,752,941	2	(2)	-	-
Shares issued cash	550,000	-	274	-	275
Contributions to paid in capital	-	-	19	-	19
Net loss	-	-	-	(717)	(717)

Balance as of August 31, 2004	18,475,551	18	764	(782)	-
Imputed interest	-	-	1	-	1
Net loss	-	-	-	(46)	(46)

Balance as of August 31, 2005	18,475,551	18	765	(828)	(45)
Shares issued for cash	22,981,228	23	-	-	23
Imputed interest	-	-	4	-	4
Net loss	-	-	-	(415)	(415)

Balance as of August 31, 2006	41,456,779	41	769	(1,243)	(433)
Shares issued for cash	3,650,000	4	1,821	-	1,825
Shares issued for services	125,000	-	99	-	99
Stock based compensation related to options			2,146		2,146
granted to employees and directors
Discount on convertible note related to beneficial			108		108
conversion feature
Imputed interest	-	-	4	-	4
Net loss	-	-	-	(3,236)	(3,236)

Balance as of August 31, 2007	45,231,779	$45	$4,947	$(4,479)	$513

See summary of accounting policies and notes to consolidated financial statements.

ORAMED PHARMACEUTICALS INC.
(A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

			April 12, 2002
	Year Ended August 31,		(inception) through
	2007	2006	August 31, 2007

Cash Flows from Operating Activities
Net loss	$(3,236)	$(415)	$(4,479)
Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization of debt discount	108	-	108
Stock option expense	2,146	-	2,146
Common stock issued for services	99	-	99
Loss on impairment of investment	-	-	435
Imputed interest	4	4	8
Changes in operating assets and liabilities:
Prepaid expenses	(17)	1	(17)
Accounts payable and accrued expenses	285	48	339
Net cash used in operating activities	(611)	(362)	(1,361)

Cash Flows from Investing Activities
Purchase of fixed assets	(2)	-	(2)
Net cash used in investing activities	(2)	-	(2)

Cash Flows from Financing Activities
Proceeds from sales of common stock	1,826	23	2,179
Cash received for stock payable	255	508	761
Proceeds from convertible notes	275	-	275
Proceeds from short term note payable	20	100	120
Payments of short term note payable	(20)	(100)	(120)
Shareholder advances	-	7	66
Net cash provided by financing activities	2,355	538	3,281

Net Change in Cash and Cash Equivalents	1,742	176	1,918
Cash and cash equivalents - Beginning of period	176	-	-
Cash and Cash Equivalents - End of Period	$1,918	$176	$1,918

Income Taxes Paid	$-	$-	$-
Interest Paid	-	-	-
Non-cash transactions:

Discount on convertible note related to beneficial
conversion feature	108	-	108
Shares issued for offering costs	-	-	2
Forgiveness of debt by shareholder	-	-	19

See summary of accounting policies and notes to consolidated financial statements.

ORAMED PHARMACEUTICALS INC.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN THOUSANDS, except share data)

NOTE 1 – HISTORY OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Oramed Pharmaceuticals, Inc. (“Oramed”) was incorporated on April 12, 2002, under the laws of the State of Nevada. From incorporation until March 3, 2006, Oramed was an exploration stage company engaged in the acquisition and exploration of mineral properties. On February 17, 2006, Oramed entered into an agreement with Hadasit Medical Services and Development Ltd. to acquire the provisional patent application No. 60/718716 and planned to engage in the research and development of a method to administer insulin orally. Oramed has been in the development stage since its formation and has not yet realized any revenues from its planned operations.

On May 14, 2007, Oramed incorporated a wholly-owned subsidiary in Israel, Oramed Ltd. ("the subsidiary"), which is engaged in research and development.

Basis of Presentation

The consolidated financial statements include the accounts of Oramed and its wholly owned subsidiary, Oramed Ltd. and have been prepared in accordance with accounting principles generally accepted in the United States. Significant inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash. For the purposes of the financial statements, Oramed considers cash, money market accounts and certificates of deposit as cash.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Major renewals and improvements are capitalized, while minor replacements, maintenance and repairs are charged to current operations. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount.

Research and Development Costs

Research and development expenses include salaries, related employee expenses, clinical trial expenses, research expenses, consulting fees, and laboratory costs. All costs for research and development activities are expensed as incurred. For the years ended August 31, 2007 and 2006, Oramed expensed $2,214 and $198 respectively in research and development costs related to consulting services and clinical trial services pursuant to the agreement relating to the purchase and sale of the provisional patent application No. 60/718716. $1,666 of research and development expense in fiscal 2007 was from stock options granted for services.

Accounting for Share-based Compensation

On September 1, 2006, Oramed adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). Oramed has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in Oramed's consolidated statements of operations. Prior to the adoption of SFAS 123(R), Oramed accounted for equity-based awards to employees and non-employees directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

Oramed adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from September 1, 2006, the first day of Oramed's fiscal year 2007. At adoption date, Oramed had no unrecognized compensation cost from prior years.

Oramed recognizes compensation expenses for the value of its awards, which have graded vesting based on the straight line method over the requisite service period of each of the awards.

Oramed applies SFAS 123 and EITF 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18") with respect to options and warrants issued to non-employees.

Basic and Diluted Net Loss per Share

Basic net loss per share is computed based on the weighted average number of shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of shares outstanding during each year, plus the dilutive potential of the Common stock considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, "Earnings per Share." ("SFAS No. 128").

All outstanding share options and warrants have been excluded from the calculation of the diluted loss per share for the years ended August 31. 2007 and 2006, because all such securities have an anti-dilutive effect.

Such outstanding securities consist of the following:

	Year ended	Year ended
	August 31.	August 31.
	2006	2007

Options	-	5,811,360
Warrants	1,012,317	5,372,317
Total	1,012,317	11,183,677

Income Taxes

Oramed recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Oramed provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not. Since Oramed has had recurring operating losses since inception and there is no assurance of future taxable income, a valuation allowance has been established to fully offset the deferred tax assets.

Concentrations of Credit Risks

Financial instruments that potentially subject Oramed and its subsidiary to concentrations of credit risk consist principally of cash and cash equivalents and short term deposits.

Cash and cash equivalents and short-term deposits are deposited in banks in Israel and in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold Oramed's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Oramed has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Foreign Currency Transactions

Oramed’s functional currency is the US dollar. Oramed Ltd’s functional currency is the Israeli Shekel. Management has adopted SFAS No. 52, “Foreign Currency Translation”. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets, liabilities and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction. As of August 31, 2007, the cumulative effect of foreign currency translations was nominal.

Recently Issued Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 (FIN No. 48), "Accounting for Uncertainty in Income Taxes." This interpretation requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Management is still evaluating what effect this will have on the Oramed’s financial statements.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is encouraged. The adoption of SFAS 157 is not expected to have a material impact on the financial statements.

Oramed does not expect the adoption of any other recently issued accounting pronouncements to have a significant impact on Oramed results of operations, financial position or cash flow.

NOTE 2 – GOING CONCERN

Oramed's has incurred losses since inception and has no revenues through August 31, 2007. The process of developing commercial products will require significant additional expenditures for research and development, maintaining the key technology license, pre-clinical testing and clinical trials, as well as obtaining regulatory approval. These activities, together with general and administrative expenses, are expected to result in substantial operating losses in the foreseeable future.

In the event Oramed is unable to successfully raise capital and generate revenues, it is unlikely that Oramed will have sufficient cash flows and liquidity to finance its business operations as currently contemplated. Accordingly, Oramed will likely reduce general and administrative expenses and cease or delay development projects until it is able to obtain sufficient financing. There can be no assurance that additional funds will be available on terms acceptable to Oramed, or at all.

These conditions raise substantial doubt about Oramed's ability to continue to operate as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainly.

NOTE 3 - RESEARCH AND LICENSE AGREEMENT WITH RELATED PARTY

On March 8, 2006 we executed an agreement with Hadasit Medical Services and Development Ltd to acquire provisional patent application No. 60/718716, including related intellectual property. The provisional patent application No. 60/718716 related to a method of preparing insulin so that it may be taken orally for the use in the treatment of individuals with diabetes. Under the terms of the agreement, we agreed to contract Hadasit Medical Services and Development Ltd. to provide us with consulting services to assist us in the completion of clinical trials on provisional patent application No. 60/718716. When the clinical trials have been completed Hadasit Medical Services and Development Ltd. will provide us with the preparation of a full report assessing the results of the clinical trials and the viability of provisional patent application No. 60/718716 and related intellectual property. We agreed to pay Hadasit Medical Services and Development Ltd $200 for the provision of these consulting services if we requested the consulting services from Hadasit Medical Services and Development Ltd. As of August 31, 2007, the clinical trials have been completed.

Under this agreement we also agreed to secure proper conditions for the future development of provisional patent application No. 60/718716 and related intellectual property by raising at least $1,000 through a private placement of our securities. This condition has been fulfilled by Oramed.

Hadasit Medical Services and Development Ltd is a 9% shareholder and related party of Oramed. The primary researcher for Hadasit Medical Services and Development Ltd is Dr. Miriam Kidron, a director of Oramed. As part of the above agreement, Oramed entered into an employment agreement with Dr. Kidron that included the grant of 3,361,360 options exercisable at $0.001 per share for five years. (See note 6 below)

NOTE 4 - NOTES PAYABLE

In December 2006, Oramed borrowed $20 with no stated interest rate, due in one year and unsecured. The note was repaid in the same month.

In February 2007, Oramed borrowed $125 on a convertible note without interest, due on demand and unsecured. The note is convertible at $0.50 per share. Oramed analyzed the conversion option of the note and determined it did not require derivative treatment under FAS 133 and EITF 00-19. Oramed also analyzed the note under EITF 98-5 and EITF 00-27 to determine if it contained a beneficial conversion feature. It was determined the note did contain a beneficial conversion feature with an intrinsic value of $60. Because the note is due on demand, the entire amount of the beneficial conversion feature was amortized immediately to interest expense.

In May 2007, Oramed borrowed $150 on a convertible note without interest, due on demand and unsecured. The note is convertible at $0.50 per share. Oramed analyzed the conversion option of the note and determined it did not require derivative treatment under FAS 133 and EITF 00-19. Oramed also analyzed the note under EITF 98-5 and EITF 00-27 to determine if it contained a beneficial conversion feature. It was determined the note did contain a beneficial conversion feature with an intrinsic value of $48. Because the note is due on demand, the entire amount of the beneficial conversion feature was amortized immediately to interest expense.

Notes payable balance at August 31, 2007 consists of the following:

Principal	$275
Less: beneficial conversion feature	(108)
Add: amortization	108
Carrying value	$275

NOTE 5 - STOCK PAYABLE

During fiscal 2006, Oramed sold 1,012,317 shares of common stock for $506. During fiscal 2007 Oramed sold 510,000 shares of common stock for $255. Oramed also agreed to issue 10,000 shares to the placement agent in the transaction. As of August 31, 2007 the shares sold in these transactions had not been issued and are recorded as a stock payable.

NOTE 6 - COMMON STOCK

Effective June 14, 2004, Oramed effected a 3.3:1 forward stock split, increased the amount of authorized shares to two hundred million (200,000,000), and reauthorized the par value of $.001 per share of common stock. All share and per share amounts reflected in these consolidated financial statements have been adjusted as if the split were effective on the first day of the first period presented.

During fiscal 2002, Oramed sold 34,828,200 shares of common stock to investors for $54 of cash.

On May 27, 2004, Oramed acquired 100% of the issued and outstanding shares of Integrated Security Technologies, Inc. (a New Jersey company) ("ISTI-NJ”) in exchange for 15,258,797 shares of Oramed's common stock. In a separate agreement, the majority shareholder of ISTI-NJ purchased 19,800,000 shares of Oramed from Oramed's then majority shareholder. The total Oramed shares owned by ISTI-NJ shareholders immediately following the merger was 35,058,797. The acquisition was considered a reverse merger. In April 2005, most parties involved agreed to unwind the May 27, 2004 transaction as if it never occurred. 33,914,387 Oramed shares issued to ISTI-NJ and its Officers were returned to Oramed and cancelled and the ISTI-NJ shares except for 7.5% were returned to the ISTI shareholders. The statement of stockholders equity reflects the cancellation of the 19,800,000, but treats the 15,258,797 as if it were never issued. Oramed holds 7.5% of ISTI-NJ and the ISTI-NJ officer still holds 1,144,410 shares of Oramed. The 7.5% of ISTI-NJ was valued using the fair value of the 1,144,410 Oramed shares. The value of the investment in ISTI-NJ was $434,876. Oramed’s management determined the investment in ISTI-NJ was impaired as of the date they took ownership in ISTI-NJ due to ISTI-NJ’s inability to produce historical financial statements.

During fiscal 2004, Oramed sold 550,000 shares of common stock for $275. In connection with the sale, Oramed issued 1,752,941 shares of common stock to the placement agent for fees associated with the stock sale.

During the quarter ending February 28, 2006, Oramed sold 22,981,228 shares of common stock to investors for a subscription receivable of $23. The proceeds were received by Oramed in the quarter ending August 31, 2006. The sale of the 22,981,228 shares represented more than a majority of the ownership of Oramed resulting in a change of control.

Stock issued for cash

During fiscal 2007, Oramed issued 50,000 shares of stock and 50,000 warrants exercisable at $0.75 for 5 years for $25. The relative fair value of the stock and warrants in this transaction was $17 and $8, respectively.

On June 15, 2007, Oramed issued 3,600,000 shares of common stock and 3,600,000 warrants at a price of $0.50 per unit for aggregate proceeds of $1,800. On August 2, 2007, Oramed closed another private placement consisting of 510,000 shares of common stock and 510,000 warrants at a price of US $0.50 per unit for aggregate proceeds of US $255. 10,000 shares of common stock were issued to a third party as a finder’s fee in this transaction. The warrants are exercisable at $0.75 per share for 3 years. The relative fair value of the stock and warrants in these transactions was $1,155 and $900, respectively.

Stock issued for services

In December 2006, Oramed issued 125,000 shares of common stock valued at $99 to a third party for services.

Stock options issued for services

Oramed estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term and ranged from 97%-115%.. The expected option term represents the period that Oramed's stock options are expected to be outstanding, giving consideration to the contractual terms of the stock options. Oramed has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term and ranged from 4.57% - 4.94% .

On November 23, 2006, Oramed granted to a director and an employee options to purchase 750,000 shares of Oramed's common stock at an exercise price of $ 0.76 per share for three years. The options vest over a period of one year. The fair value of the options was $322. $255 was expensed in fiscal 2007 related to these options.

On December 31, 2006, Oramed granted to an advisory board member options to purchase 100,000 shares of Oramed's common stock at an exercise price of $ 0.76 per share for one and a half years. The options vest immediately. The fair value of the options was $45, all of which was expensed in fiscal 2007.

On March 18, 2007, Oramed granted to an advisory board member options to purchase 100,000 shares of Oramed's common stock at an exercise price of $ 0.76 per share for three years. The options vest immediately. The fair value of the options was $45, all of which was expensed in fiscal 2007.

August 2, 2007, Oramed issued stock options to Dr. Miriam Kidron, Chief Medical and Technology Officer and a director of Oramed, to purchase an aggregate of 850,000 shares of our common stock at an exercise price of $0.45 per share for five years. The options vested upon grant. The fair value of the options was $225, all of which was expensed in fiscal 2007.

August 2, 2007, Oramed issued stock options to Nadav Kidron, President, Chief Executive Officer and a director of Oramed, to purchase an aggregate of 850,000 shares of our common stock at an exercise price of $0.45 per share for five years. The options vested upon grant. The fair value of the options was $225, all of which was expensed in fiscal 2007.

Pursuant to the agreement with Hadasit Medical Research Services and Development Ltd. dated February 17, 2006 (see Note 3), Oramed granted to Dr. Miriam Kidron an option to purchase 3,361,360 shares of our common stock at the exercise price of $0.001 per share for five years. The options vested immediately. The fair value of the options was $1,348, all of which was expensed in fiscal 2007.

As of August 31, 2007, Oramed had a total of 6,011,360 options outstanding with a weighted average exercise price of $0.25 and a weighted average remaining contractual term of 4.75 years. All options outstanding were granted during the year ended August 31, 2007. All options are fully vested except for 750,000 which will vest in the first quarter of 2008. Oramed will recognize compensation expense of $67 related to these non-vested options in 2008. The aggregate intrinsic value of all options granted during the year was $1,356.

The following table summarizes warrants outstanding during the year:

Outstanding at August 31, 2006	1,012,317
Granted	4,360,000
Exercised or expired
Outstanding at August 31, 2007	5,372,317

All warrants outstanding are exercisable at $0.75 and expire between 2008 and 2010.

NOTE 7 - INCOME TAXES

Oramed uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During fiscal 2007 Oramed incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward was $1,800 and $800 at August 31, 2007 and 2006 respectively, and will expire in the years 2022 to 2027.

At August 31, 2007, deferred tax assets consisted of the following:

Deferred tax assets	$609
Less: valuation allowance	(609)

Net deferred tax asset	$-

At August 31, 2006, deferred tax assets consisted of the following:

Deferred tax assets	$275
Less: valuation allowance	(275)

Net deferred tax asset	$-

Internal Revenue Section 382 restricts the ability to use these carryforwards whenever an ownership change as defined occurs. Oramed incurred such an ownership change during the quarter ending February 28, 2006.

NOTE 8 - RELATED PARTIES

In fiscal 2004 a shareholder paid $19 of expenses on behalf of Oramed. The debt was forgiven by the shareholder and was recorded as a contribution to capital.

During fiscal 2005 and 2006, a director of Oramed loaned Oramed $40 and $7, respectively totalling $47 as of August 31, 2006 and 2007. The loan is unsecured, due on demand, and bears no interest. Interest of 8% is being expensed and charged against paid in capital.

The president of Oramed provides office space to Oramed under a verbal agreement on a month to month rent free basis.

In fiscal 2007, Oramed entered into a research and license agreement with Hadasit Medical Services and Development Ltd, a 9% shareholder of Oramed. The primary researcher for Hadasit Medical Services and Development Ltd is a director of Oramed. See note 3 for more details.

On August 1, 2007 we entered into employment agreements with KNRY Ltd. (“KNRY”), an Israeli company owned by Mr. Nadav Kidron ("Nadav"). Nadav is Oramed's President, CEO and Director. Nadav holds 10,371,735 of the company common stock representing 30% of Oramed ownership as of August 31, 2007 and 850,000 options, vested upon grant, to purchase shares of Oramed common stock at an exercise price of $0.45 per share for five years period . Under this agreement KNRY will provide employment services of Nadav and Dr. Miriam Kidron ("Miriam") to Oramed. Miriam, Nadav's mother, is the Chief Scientific Officer and a Director of Oramed. Oramed issued to Miriam 850,000 options, vested upon grant, to purchase shares of Oramed common stock at an exercise price of $0.45 per share for a five year period. In addition, Miriam has an option to purchase 3,361,360 shares of our common stock at the exercise price of $0.001 per share for five years. The options vested immediately. Under the employment agreement with KNRY, Nadav and Miriam receive a gross monthly salary of $10 each.

NOTE 9 – COMMITMENTS

As of October 1, 2007, we signed a four year contract with Hebrew University and The Jerusalem Development Authority, who are working to encourage biotech companies to rent office space in Jerusalem. The cost of rent is $1 per month and may be terminated with a 60-day written notice. Future base annual lease payments due under the lease for 2008, 2009 and 2010 are $15, $17, and $16 respectively.

NOTE 10 – LITIGATION

On June 21, 2006, we commenced a legal action in the Supreme Court of the State of New York against John Choi, Bernard Perini and Epifanio Almodovar to enjoin them from selling, assigning, transferring, pledging, encumbering or otherwise disposing their shares of our common stock. Collectively Messrs. Choi, Perini and Almodovar obtained 2,897,342 shares of our common stock pursuant to an aborted merger between our company and Integrated Security Technologies, Inc., a privately held New Jersey Corporation, in 2004. It is our position that Messrs. Choi, Perini and Almodovar are possessed of stock that either should never have been issued to them at all or which should have been returned to our company when our merger with Integrated Security Technologies, Inc., the privately held New Jersey Corporation, was unwound. The court subsequently granted us a temporary injunction to restrain Messrs. Choi, Perini and Almodovar from selling their shares of our common stock.

On August 10, 2006, we reached a settlement with Bernard Perini and Epifanio Almodovar for the legal action in the Supreme Court of the State of New York initiated by our company against them. As a result, the temporary injunction to restrain Messrs. Perini and Almodovar from selling their shares of our common stock has been lifted. Furthermore, pursuant to the settlement, all claims by and between our company and Bernard Perini and Epifanio Almodovar have been mutually released and discontinued with prejudice.

NOTE 11 – SUBSEQUENT EVENTS

On September 4, 2007, Oramed granted 300,000 warrants to two consultants for services with a fair value of $69. The warrants are exercisable at $0.45 per share for two years.

In September 2007, Oramed issued 283,025 shares of common stock valued at $170 for services to a third party.

In September 2007, Oramed issued 510,000 shares of common stock for stock sales reflected as stock payables in fiscal 2007. Oramed also issued 10,000 shares to a third party as a finder’s fee.

In October 2007, Oramed granted 100,000 warrants to a third party for services with a fair value of $9. The warrants are exercisable at $0.76 for two and a half years.

DEALER PROSPECTUS DELIVERY OBLIGATION

     Until ________________, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24 INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada corporation law provides that:

  a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful;

  Indemnification may not be made for any claim, issue or matter as to which such a person has been judged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper; and

  to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defence of any action, suit or proceeding, or in defence of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defence.

We may make any discretionary indemnification only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

  by our stockholders;

  by our board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

  if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion;

  if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion; or

  by court order.

Our bylaws provide that we have the power to indemnify, to the greatest allowable extent permitted under the General Corporate Laws of Nevada, directors or officers of our company for any duties or obligations arising out of any acts or conduct of the officer or director performed for or on behalf of our company. This includes the power to defend such persons from all suits or claims as allowable under the provisions of the General Corporate Law of Nevada. We will reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability as the expenses are incurred and before the final disposition of the proceeding in question or repay the amount if a court finds that the director or officer is not entitled to indemnification by the company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by a director, officer or controlling person of our company in successful defence of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question of whether such indemnification by it is against public policy in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 25 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling stockholder. All of the amounts shown are estimates.

SEC registration fees	$136.34	(1)
Printing and engraving expenses	$2,000	(1)
Accounting fees and expenses	$25,000	(1)
Legal fees and expenses	$30,000	(1)
Transfer agent and registrar fees	$2,000	(1)
Fees and expenses for qualification under state securities laws	$0	(1)
Miscellaneous	$1,000	(1)
Total	$60,136.34	(1)

(1)	We have estimated these amounts

Item 26 RECENT SALES OF UNREGISTERED SECURITIES

On October 30, 2007, we issued stock options to an advisor of our company, to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $0.76 per share. These options will vest 1/12 every month with the first 1/12 vesting on December 30, 2007.

On September 7, 2007, we issued 283,025 shares of our common stock to Swiss Caps AG pursuant to an agreement whereby Swiss Caps AG has agreed to manufacture oral gel capsules for clinical testing of our oral insulin project. We issued the shares of our common stock in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933.

On September 4, 2007, we granted 300,000 warrants exercisable for two years at an exercise price of $0.45 per share to executives of The Investor Relations Group Inc. pursuant to the terms of an investor relations agreement.

On August 2, 2007, we completed a private placement consisting of 510,000 units of our securities at a price of US $0.50 per unit for aggregate proceeds of $255,000. Each unit consists of one common share and one share purchase warrant, with each one warrant exercisable into one additional common share at a price of $0.75 per share until August 2, 2010. We issued these units to six non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933. We also issued 10,000 shares to one non-US individual on August 2, 2007 as a finder’s fee pursuant to an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933.

On August 2, 2007, we issued stock options to two directors and executives of our company, to purchase an aggregate of 1,750,000 shares of our common stock at an exercise price of $0.45 per share. The options vested upon grant.

On June 15, 2007, we issued 3,600,000 units of our securities at a price of $0.50 per unit for aggregate proceeds of $1,800,000. Each unit consists of one common share and one share purchase warrant, one share purchase warrant shall be exercisable into one common share at a price of $0.75 per common share until June 15, 2010. We issued the units to seven non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933.

On March 18, 2007, we issued stock options to an advisor of our company, to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $0.76 per share. These options will vest 1/12 every month with the first 1/12 vesting on April 18, 2007.

Effective February 12, 2007, we issued a $125,000 unsecured convertible debenture to Epsom Investment Services. All of any portion of the amounts due under the debenture may be converted at any time, at the option of the holder, into common shares of our company at a conversion price of $0.50 per share. The convertible debenture does not accrue any interest. The issuance of the convertible debenture and the securities issuable upon conversion of the convertible debenture were made pursuant to the exemption from registration requirements of the United States Securities Act of 1933, as amended (the “Securities Act”) provided by Regulation S promulgated thereunder. The subscriber was not a U.S. person (as that term is defined in Regulation S).

On December 31, 2006, we issued stock options to an advisor of our company, to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $0.76 per share. These options will vest 1/12 every month with the first 1/12 vesting on January 31, 2007.

On December 27, 2006, we issued 125,000 shares of our common stock to Swiss Caps AG pursuant to an agreement whereby Swiss Caps AG has agreed to manufacture oral gel capsules for clinical testing of our oral insulin project. We issued the shares of our common stock in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933.

On December 23, 2006, we entered issued stock options to one consultant and one director of our company, granting options to purchase an aggregate of 750,000 shares of our common stock at an exercise price of $0.76 per share. These options will vest 1/12 every month with the first 1/12 vesting on December 23, 2006.

On February 6, 2006, we closed a private placement consisting of 22,981,228 shares at a price of $0.001 per share for gross proceeds of $22,981.23. We received promissory notes for the full amount and subsequently full payments for the promissory notes were made to our company. We issued the securities to 7 non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933.

Item 27 EXHIBITS

Exhibits required by Item 601 of Regulation S-B

(3)	Articles of Incorporation and By-laws
3.1	Articles of Incorporation (incorporated by reference from our Registration Statement on Form SB-2, filed on November 29, 2002).

3.2	Bylaws (incorporated by reference from our Current Report on Form 8-K filed on April 10, 2006).
3.3	Articles of Merger filed with the Nevada Secretary of State on March 29, 2006 (incorporated by reference to our Current Report on Form 8-K filed on April 10, 2006).
(4)	Instruments defining rights of security holders, including indentures
4.1	Specimen Stock Certificate (incorporated by reference from our Registration Statement on Form SB-2, filed on November 29, 2002).
(5)	Opinion on Legality
5.1*	Opinion of Clark Wilson LLP regarding the legality of the securities being registered.
(10)	Material Contracts
10.1	Form of Securities Purchase Agreement for February 6, 2006 private placement (incorporated by reference from our current report on Form 8-K filed February 6, 2006)
10.2
Agreement between our company and Hadasit Medical Services and Development Ltd. dated February 17, 2006 concerning the acquisition of U.S. patent application 60/718716 (incorporated by reference from our current report on Form 8-K filed February 17, 2006).

10.3	Consulting Agreement between our company and Dr. Miriam Kidron (incorporated by reference from our current report on Form 8-K filed February 17, 2006).
10.4	Agreement between our company and Swiss Caps Ag dated October 30, 2006 (incorporated by reference from our current report on Form 8-K filed October 26, 2006).
10.5	Stock Option Plan dated October 15, 2006 (incorporated by reference from our current report on Form 8-K filed on November 28, 2006).
10.6	Stock Option Agreement dated November 23, 2006 (incorporated by reference from our current report on Form 8-K filed on November 28, 2006).
10.7	Form of subscription agreement and warrant certificate (incorporated by reference from our current report on Form 8-K filed on June 18, 2007)
10.8	Encorium Proposal dated April 27, 2007 (incorporated by reference from our current report on Form 8-K filed on June 19, 2007)
10.9	Employment Agreement dated August 1, 2007 between Oramed Pharmaceuticals Inc. and Alex Werber (incorporated by reference from our current report on Form 8-K filed on August 3, 2007)
10.10	Form of Shares for Services agreement (incorporated by reference from our current report on Form 8-K filed on August 3, 2007)
10.11	Employment Agreement dated August 1, 2007 between Oramed Pharmaceuticals Inc. and Nadav Kidron (incorporated by reference from our current report on Form 8-K filed on August 28, 2007)
10.12	Employment Agreement dated August 1, 2007 between Oramed Pharmaceuticals Inc. and Dr. Miriam Kidron (incorporated by reference from our current report on Form 8-K filed on August 28, 2007)

10.13
Investor Relations Agreement dated August 27, 2007 between Oramed Pharmaceuticals Inc. and The Investor Relations Group Inc. (incorporated by reference from our current report on Form 8-K filed on September 10, 2007)

(14)	Code of Ethics
14.1	Code of Business Conduct and Ethics (incorporated by reference from our Current Report on Form 8-K filed on November 29, 2007).
(23)	Consents of Experts and Counsel
23.1*	Consent of Malone & Bailey, PC
23.2*	Consent of Clark Wilson LLP (see Exhibit 5.1 above)

Item 28 UNDERTAKINGS

The undersigned company hereby undertakes that it will:

(1)	file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include:

	(a)	any prospectus required by Section 10(a)(3) of the Securities Act;

(b)

reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and,

	(c)	any additional or changed material information on the plan of distribution;

(2)

for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof; and,

(3)	remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

for determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

	(a)	any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

	(b)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(c)

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(d)	any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, our company has been advised that in the opinion of the Commission that type of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against said liabilities (other than the payment by our company of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, our company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issuer.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, British Columbia, Canada, on December 19, 2007.

ORAMED PHARMACEUTICALS INC.

By:	/s/ Nadav Kidron
Nadav Kidron
President, Chief Executive Officer and Director
(Principal Executive Officer)
Dated: December 19, 2007

By:	/s/ Alex Werber
Alex Werber
Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)
Date: December 19, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person who signature appears below constitutes and appoints Nadav Kidron as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or of their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated.

By:	/s/ Nadav Kidron
Nadav Kidron
President, Chief Executive Officer and Director
Dated: December 19, 2007

By:	/s/ George Drazenovic
George Drazenovic
Secretary and Director
Date: December 19, 2007

By:	/s/ Miriam Kidron
Miriam Kidron
Chief Medical and Technology Officer and Director
Date: December 19, 2007